Exhibit 99.2

Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2012 and 2011

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6610
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of HudBay Minerals Inc.

We have audited the internal control over financial reporting of HudBay Minerals Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Membre de / Member of Deloitte Touche Tohmatsu

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 20, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants

February 20, 2013
Toronto, Canada

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6610
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of HudBay Minerals Inc.

We have audited the accompanying consolidated financial statements of HudBay Minerals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated income statements, statements of comprehensive income (loss), statements of changes in equity and statements of cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Membre de / Member of Deloitte Touche Tohmatsu

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

February 20, 2013
Toronto, Canada

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

		Dec. 31,	Dec. 31,
	Note	2012	2011
Assets
Current assets
Cash and cash equivalents	8	$1,337,088	$899,077
Trade and other receivables	9	52,876	40,309
Inventories	10	58,409	77,150
Prepaid expenses and other current assets		23,970	13,964
Other financial assets	11	2,442	3,112
Taxes receivable	23i	52,952	4,352
		1,527,737	1,037,964
Prepaid expenses		1,232	1,227
Receivables	9	43,149	5,212
Inventories	10	5,852	5,721
Other financial assets	11	73,135	102,193
Intangible assets	12	12,893	11,872
Property, plant and equipment	13	1,728,050	1,203,045
Goodwill	14	66,763	68,246
Pension	21	15,838	6,184
Deferred tax assets	23b	13,175	13,340
		$3,487,824	$2,455,004

Liabilities
Current liabilities
Trade and other payables	15	$206,489	$163,187
Taxes payable	23i	5,098	17,413
Other liabilities	16	12,613	7,947
Other financial liabilities	17	18,363	1,159
Deferred revenue	19	70,911	—
		313,474	189,706

Other financial liabilities	17	23,128	—
Long-term debt	18	479,540	—
Deferred revenue	19	391,367	—
Provisions	20	159,030	147,304
Pension obligations	21	13,488	12,737
Other employee benefits	22	108,422	100,236
Deferred tax liabilities	23b	240,907	189,663
		1,729,356	639,646

Equity
Share capital	24b	1,020,458	1,020,126
Reserves		53,280	55,097
Retained earnings		685,041	737,940
Equity attributable to owners of the Company		1,758,779	1,813,163
Non-controlling interests	28	(311)	2,195
		1,758,468	1,815,358
		$3,487,824	$2,455,004

Commitments and contingencies (note 31)

On behalf of the Board of Directors:

“J. Bruce Barraclough, FCPA, FCA”	Director	“John L. Knowles”	Director

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

		Year ended
		December 31
	Note	2012	2011
Cash generated from (used in) operating activities:
Loss for the year		$(21,170)	$(163,588)
Loss from discontinued operations		—	(238,784)
(Loss) profit from continuing operations		(21,170)	75,196
Tax expense	23a	73,319	133,829
Items not affecting cash:
Depreciation and amortization	7b	76,604	104,601
Share-based payment expense	7c	5,769	3,037
Net finance income	7f	8,641	(2,165)
Change in fair value of derivatives		(724)	4,298
Change in deferred revenue related to stream		(29,322)	—
Change in taxes receivable/payable, net		44,277	12,514
Items reclassified from other comprehensive income	27	(2,050)	(2,212)
Impairment and mark-to-market losses	7f	43,769	13,426
Loss (gain) on disposition		907	(2,453)
Other		5,600	4,388
Operating cash flows of discontinued operations		—	(2,126)
Taxes paid		(62,663)	(90,179)
Operating cash flows before stream deposit and change in non-cash working capital		142,957	252,154
Precious metals stream deposit	19	491,600	—
Change in non-cash working capital	33	(90,705)	3,277
		543,852	255,431
Cash generated from (used in) investing activities:
Interest received		5,728	8,468
Proceeds on disposition of assets		—	154,709
Acquisition of property, plant and equipment		(508,467)	(241,617)
Acquisition of intangible assets		(2,004)	(5,692)
Acquisition of investments		(3,802)	(44,488)
Acquisition of subsidiary, net of cash acquired		—	(94,855)
Release of restricted cash		—	2,713
Sale of short-term investments		—	20,115
Acquisition of non-controlling interests		—	(11,476)
Investing cash flows of discontinued operations		—	(7,163)
Peruvian sales tax paid on capital expenditures		(37,108)	(5,212)
		(545,653)	(224,498)
Cash generated from (used in) financing activities:
Long-term debt borrowing net of transaction costs	18	471,796	—
Share issue costs		—	(237)
Proceeds from exercise of stock options		227	145
Financing costs		(8,676)	(2,059)
Dividends paid	24	(34,392)	(34,346)
		428,955	(36,497)

Effect of movement in exchange rates on cash and cash equivalents		10,857	2,948
Net increase (decrease) in cash and cash equivalents		438,011	(2,616)
Cash and cash equivalents, beginning of year		899,077	901,693
Cash and cash equivalents, end of year		$1,337,088	$899,077

For supplemental information, see note 33.

HUDBAY MINERALS INC.

Consolidated Income Statements

(in thousands of Canadian dollars, except share and per share amounts)

		Year ended
		December 31
	Note	2012	2011
Revenue	7a	$702,550	$890,817

Cost of sales
Mine operating costs		429,155	476,621
Depreciation and amortization	7b	75,801	103,915
Impairment losses	7g	—	6,839
		504,956	587,375

Gross profit		197,594	303,442

Selling and administrative expenses		39,516	38,737
Exploration and evaluation		43,572	46,923
Other operating income	7e	(2,316)	(3,374)
Other operating expenses	7e	11,332	9,305

Results from operating activities		105,490	211,851

Finance income	7f	(6,217)	(8,770)
Finance expenses	7f	14,858	6,605
Other finance losses	7f	44,700	4,991
Net finance expense		53,341	2,826
Profit before tax		52,149	209,025
Tax expense	23a	73,319	133,829

(Loss) profit from continuing operations		(21,170)	75,196
Loss from discontinued operations (net of taxes)	6	—	(238,784)

Loss for the year		$(21,170)	$(163,588)

Attributable to:
Owners of the Company		$(18,507)	$(153,895)
Non-controlling interests	28	(2,663)	(9,693)

Loss for the year		$(21,170)	$(163,588)

Earnings (loss) per share - basic and diluted:	26
(Loss) profit from continuing operations		$(0.11)	$0.48
Loss from discontinued operations		—	(1.40)
Loss for the year		$(0.11)	$(0.92)

Weighted average number of common shares outstanding (note 26):
Basic		171,960,783	167,863,427
Diluted		171,960,783	167,863,427

HUDBAY MINERALS INC.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands of Canadian dollars)

	Year ended
	December 31
	2012	2011

Loss for the year	$(21,170)	$(163,588)

Other comprehensive (loss) income (note 27):
Recognized directly in equity:
Net exchange loss on translation of foreign operations	(10,886)	15,793
Effective portion of change in fair value of cash flow hedges	(442)	6,279
Change in fair value of available-for-sale financial investments	(29,852)	(49,117)
Tax effect	145	5,266
	(41,035)	(21,779)
Transferred to income statements:
Disposal of foreign operations	—	20,416
Change in fair value of cash flow hedges	(2,050)	(992)
Change in fair value of available-for-sale financial assets	40,181	5,367
Sale of investments	8	—
Tax effect	529	(485)
	38,668	24,306

Other comprehensive (loss) income, net of tax, for the year	(2,367)	2,527

Total comprehensive loss for the year	$(23,537)	$(161,061)

Attributable to:
Owners of the Company	(20,770)	(151,472)
Non-controlling interests	(2,767)	(9,589)

Total comprehensive loss for the year	$(23,537)	$(161,061)

HUDBAY MINERALS INC.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 24)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interests (note 28)	Total equity
Balance, January 1, 2011	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819

Loss	—	—	—	—	—	(153,895)	(153,895)	(9,693)	(163,588)
Other comprehensive income (loss) (note 27)	—	—	36,105	(37,404)	3,722	—	2,423	104	2,527
Total comprehensive income (loss)	—	—	36,105	(37,404)	3,722	(153,895)	(151,472)	(9,589)	(161,061)
Contributions by and distributions to owners
Shares issued on acquisition	345,119	—	—	—	—	—	345,119	—	345,119
Share issue costs	(239)	—	—	—	—	—	(239)	—	(239)
Share-based payment expense (note 7c)	—	1,965	—	—	—	—	1,965	—	1,965
Stock options exercised	216	(63)	—	—	—	—	153	—	153
Dividends (note 24b)	—	—	—	—	—	(34,346)	(34,346)	—	(34,346)
Total contributions by and distributions to owners	345,096	1,902	—	—	—	(34,346)	312,652	—	312,652

Change in ownership interests in subsidiaries that do not result in a loss of control	32,869	—	—	—	—	(5,283)	27,586	2,362	29,948
Balance, December 31, 2011	$1,020,126	$25,757	$21,361	$6,161	$1,818	$737,940	$1,813,163	$2,195	$1,815,358

HUDBAY MINERALS INC.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 24)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interests (note 28)	Total equity
Balance, January 1, 2012	$1,020,126	$25,757	$21,361	$6,161	$1,818	$737,940	$1,813,163	$2,195	$1,815,358

Loss	—	—	—	—	—	(18,507)	(18,507)	(2,663)	(21,170)
Other comprehensive (loss) income (note 27)	—	—	(10,782)	10,337	(1,818)	—	(2,263)	(104)	(2,367)
Total comprehensive (loss) income	—	—	(10,782)	10,337	(1,818)	(18,507)	(20,770)	(2,767)	(23,537)

Contributions by and distributions to owners
Share-based payment expense (note 7c)	—	552	—	—	—	—	552	—	552
Stock options exercised	332	(106)	—	—	—	—	226	—	226
Dividends (note 24b)	—	—	—	—	—	(34,392)	(34,392)	—	(34,392)

Total contributions by and distributions to owners	332	446	—	—	—	(34,392)	(33,614)	—	(33,614)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	261	261
Balance, December 31, 2012	$1,020,458	$26,203	$10,579	$16,498	$—	$685,041	$1,758,779	$(311)	$1,758,468

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements of the Company for the year ended December 31, 2012 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc. (“Peru Inc.”), HudBay Peru S.A.C. (“Hudbay Peru”) and HudBay (BVI) Inc.

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, Bolsa de Valores de Lima and New York stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper mine under construction in Peru. The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

2.      Basis of preparation

(a)     Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for the year ended December 31, 2012.

The Board of Directors approved these consolidated financial statements on February 20, 2013.

(b)     Functional and presentation currency:

The Group’s consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(c)     Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the balance sheet:

•        Derivatives, embedded derivatives, other financial instruments at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets are measured at fair value.

•        Liabilities for cash-settled share-based payment arrangements are measured at fair value.

•        A defined benefit asset is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

(d)     Use of judgement:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period.

Judgements that affect multiple areas of the financial statements:

•         Estimating mineral reserves and resources

•         Acquisition method accounting (notes 3a)

•         Determination of functional currency (note 3b)

•         Taxes (notes 3o and 23)

Asset-based judgements (these judgements also affect other areas of the financial statements):

•       In-process inventory quantities and inventory cost allocations (note 3f)

•       Property, plant and equipment

•        Cost allocations for mine development (note 3j)

•        Mining properties expenditures capitalized (note 3i(ii))

•        Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment (notes 3h)

•        Componentization (note 3i)

•        Assessment of impairment, including determination of cash-generating units and assessing for indications of impairment (notes 3j and 6)

•        Recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment (notes 3h and 3j)

•       Determining whether assets meet criteria for classification as held for sale (note 3k)

•       Measurement and classification of Peruvian sales taxes paid on capital expenditures (note 9)

Liability-based judgement (these judgements also affect other areas of the financial statements):

•       Determining the accounting classification of the precious metals stream deposit (note 19)

•       Contingent liabilities (note 31)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(e)     Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Group reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Group believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

Significant areas where the Group applies estimates include:

Estimates that affect multiple areas of the financial statements:

•       Estimating mineral reserves and resources

•       Determination of the fair value of a business combination (note 3a)

•       Estimates of fair value of financial instruments (notes 3c, 3n and 30)

•       Taxes (notes 3o and 23)

Asset-based estimates (these estimates also affect other areas of the financial statements):

•       In-process inventory quantities, inventory cost allocations and inventory valuation (note 3f)

•       Property, plant and equipment

•        Units-of-production depreciation (note 3i)

•        Plant and equipment estimated useful lives and residual values (note 3i)

•        Finite life intangible assets (note 3g)

•       Assessment of impairment, including the determination of recoverable amount (notes 3j and 6)

Liability-based estimates (these estimates also affect other areas of the financial statements):

•       Pensions and other employee benefits (notes 3(l), 21 and 22)

•       Decommissioning, restoration and similar liabilities (notes 3m and 20)

•       Contingent liabilities (note 31)

•       Capital commitments (note 31)

•       Determination of deferred revenue per unit related to the precious metals stream transaction and determination of current portion of deferred revenue (note 19)

Estimates that relate mainly to the income statement:

•       Assaying used to determine revenue (note 3c)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Group’s control. Ore reserves and resources are estimated based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. Complex geological judgements are required to interpret this data. Changes in management’s assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect on the Group’s financial position and results of operation. Changes in the reserve or resource estimates may affect:

•       The carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

•       Depreciation expense for assets depreciated either on a unit-of-production basis or on a straight-line basis where useful lives are restricted by the life of the related mine or plan;

•       The calculation of deferred revenue per unit related to the stream transaction

•       The provision for decommissioning, restoration and similar liabilities; and

•       The carrying value of deferred tax assets.

The Group estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and restoration costs, as well as long-term commodity prices and foreign exchange rates.

(f)     Correction of immaterial error:

The Group identified an immaterial error in note 7d to the December 31, 2011 consolidated financial statements. The amount disclosed as equity-settled stock options, cash-settled deferred share units, and cash-settled restricted share units of $2,033, $(134), and $2,307, respectively, should have been $1,965, $(753), and $1,825, respectively. In addition, the Group has also included an additional line item titled employee share purchase plan in the amount of $994 for the comparative year ended December 31, 2011. The Group has corrected the error in the comparative amounts in note 7d Employee benefits expense to the current consolidated annual financial statements. The results of operations and the financial position of the Group remained unchanged.

3.      Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. These accounting policies set out below have been applied consistently by all Group entities.

(a)     Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Group entity transacts with an associate or jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the relevant associate or joint venture. The accounting policies of Group entities are changed when necessary to align them with the policies adopted by the Company.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Subsidiaries

A subsidiary is an entity controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Group’s equity in the subsidiaries. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Business combinations and goodwill

When the Group makes an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

The Group applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. When the excess is negative, a bargain purchase gain is recognized immediately in the income statement. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values at the date of acquisition of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the income statement as incurred, unless they relate to issue of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date the Group attains control, and any resulting gain or loss is recognized in the income statement. Amounts previously recognized in other comprehensive income related to interests in the acquiree prior to the acquisition date are reclassified to the income statement, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal. An impairment loss in respect of goodwill is not reversed.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment for intangible assets with indefinite useful lives. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use.

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development.

The weighted average cost of capital of the Group or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual cash-generating units operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statement.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(b)     Translation of foreign currencies:

Management determines the functional currency of each Group entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the closing exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenues and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on translation are recognized in the income statement, except for differences arising on translation of available-for-sale equity instruments, a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Group entities that have functional currencies other than the Canadian dollar are translated to Canadian dollars at the reporting date using the closing exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the income statement as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit and loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(c)     Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges and pre-production revenue.

Sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, the Group has insignificant continuing management involvement with the goods, the amount of revenue can be measured reliably, recovery of the consideration is probable and the associated costs and possible return of goods can be estimated reliably. Transfers of risks and rewards vary depending on individual contract terms; this frequently occurs at the time when title passes to the customer. For medium and long-term contracts, revenue recognition criteria are assessed for individual sales within the contracts. Revenues from the sale of by-products are included within revenue.

Sales of concentrate and certain other products are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are met, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Such a provisional sale contains an embedded derivative that must be separated from the host contract. At each reporting date, provisionally priced metal sales are marked to market, with adjustments (both gains and losses) recorded in revenue in the income statement and in trade and other receivables on the balance sheet.

The Group recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition.

Interest revenue is recognized in finance income as it accrues, using the effective interest method.

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

(d)     Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, and profit sharing, royalty payments, share-based payments and other indirect expenses related to producing operations.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(e)     Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents normally have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the income statement and in investing activities on the statement of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the balance sheet. Changes in restricted cash balances are classified as investing activities on the cash flow statement.

(f)     Inventories:

Inventories consist of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the income statement as an impairment charge in cost of sales.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgement are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g)     Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the income statement.

Currently, the Group’s intangible assets relate primarily to an enterprise resource planning (“ERP”) information system. Amortization commenced in April 2011 upon implementation of the ERP system and is calculated on a straight-line basis over its estimated useful life. The expected useful life of the ERP system is 10 years from initial implementation.

(h)     Exploration and evaluation expenditures:

Exploration and evaluation activity begins when the Group obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of the Group’s exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

The Group expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. The Group expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the statement of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

The Group monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Group tests the exploration and evaluation assets or their cash-generating units, as applicable, for impairment. The Group also tests impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Group has completed a preliminary feasibility study, some of the resources have been converted to reserves, and management determines it is probable the property will be developed into a mine. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(i)                 Property, plant and equipment:

The Group measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the income statement.

Carrying amounts of property, plant and equipment, including assets under finance lease, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the income statement.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(i)     Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate.

Capital works in progress are not depreciated.

(ii)    Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgement and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

(iii) Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under finance lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(iv)  Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. The Group considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

(v)   Capitalized borrowing costs:

The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the income statement in the period in which they are incurred.

(vi)  Depreciation rates of major categories of assets:

•	Capital works in progress	• not depreciated
•	Mining properties	• unit-of-production
•	Mining assets	• unit-of-production
•	Other plant assets	• straight line over 1 to 10 years
•	Equipment	• straight-line over 1 to 10 years

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(j)      Impairment of non-financial assets:

At the end of each reporting period, the Group reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and computer software to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. The Group generally assesses impairment at the level of cash-generating units, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

The Group’s cash-generating units consist of Manitoba, Peru, Balmat and exploration and evaluation assets.

The Group allocates exploration and evaluation assets to cash-generating units based on their operating segment, geographic location and management’s intended use for the property. Exploration and evaluation assets are allocated to cash-generating units separate from those containing producing or development-phase assets, except where exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill is tested for impairment annually on September 30th and whenever there is an indication that the asset may be impaired.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or cash-generating unit is made. The recoverable amount is the higher of the fair value less costs to sell and value in use:

•       Fair value less costs to sell is the amount obtainable from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

•       Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or cash-generating unit in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

The Group estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Group’s investments in mining properties.

If the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the income statement in the expense category consistent with the function of the impaired asset or cash-generating unit. The Group presents impairment losses related to operating assets in cost of sales. Impairment losses recognized in respect of a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amounts of other assets in the cash-generating unit on a pro rata basis.

The Group assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the income statement. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

(k)              Assets held for sale and discontinued operations:

Assets held for sale

The Group classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Group must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

The Group measures assets or disposal groups at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss; however, gains are not recognized in excess of any cumulative impairment loss. Upon classifying assets or disposal groups as held for sale, the Group presents the assets separately as a single amount and the liabilities separately as a single amount on the balance sheet. When an asset no longer meets the criteria for classification as an asset held for sale, the Group records the asset at the lower of its recoverable amount and the carrying amount before the asset was classified as held for sale.

Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or classified as held for sale. The operations and cash flows can be clearly distinguished from the rest of the Group, both operationally and for financial reporting purposes. When the Group classifies an operation as a discontinued operation, it re-presents the comparative income statement as if the operation had been discontinued from the start of the comparative year. In doing this, the Group excludes the results of the discontinued operations and any gain or loss from disposal from the income statement subtotal of profit or loss from continuing operations and presents them on a separate line as profit or loss (net of tax) from the discontinued operation.

(l)      Pension and other employee benefits:

The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non-pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

The Group accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post-employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post-employment benefits uses the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Group recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

For the funded defined benefit plans, the Group recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the balance sheet, taking into account any unrecognized past service cost and any unrecognized actuarial gains and losses. However, the Group recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. Cumulative actuarial gains (losses) in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets (in respect of pension and post-employment benefits) are amortized over the average remaining service period of active members expected to receive benefits under the plan. The average remaining service period of the active employees covered by the pension plans is 8.93 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 12.0 years. Annual gains and losses in respect of other long-term post-employment benefits are recognized immediately through the income statement in the year they occur.

For the defined benefit plans, the benefit cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets, effects of early retirements, curtailments or settlements, amortization of actuarial gains and losses in excess of the corridor and past service cost. The past service cost for the enhancement of pension benefits is accounted for when such benefits vest or become a constructive obligation.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

The Group also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Group recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(m)   Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable than an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management’s best estimate of the amount required to settle an obligation.

Provisions are stated at their present value. The present value is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Group’s current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the income statement within other operating expenses.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

The Group assesses the reasonableness of its estimates and assumptions each year and when conditions change. The estimates are revised accordingly. Judgement is required to determine the scope of future decommissioning and restoration activities, as well as such estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of Assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Group’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Group operates. The Group is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. The Group records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within the Group, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(n)              Financial Instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)      Non-derivative financial instruments — classification:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified or designated as fair value through profit or loss (“FVTPL”) or available-for-sale. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Gains and losses are recorded in the income statement when the loans and receivables are derecognized or impaired, and through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity, other than financial assets that meet the definition of loans and receivables or that are designated as FVTPL or available-for-sale. Subsequent to initial recognition, financial assets classified as held-to-maturity are held at amortized cost using the effective interest method, less any impairment losses. The Group does not currently have any financial assets classified as held-to-maturity.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables, held-to-maturity, or fair value through profit or loss. Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Gains and losses are recorded in other comprehensive income (“OCI”) and presented in equity within the available-for-sale reserve, with the exception of impairment losses and foreign currency differences on monetary available-for-sale financial assets, which are immediately recognized in the income statement. When available-for-sale assets are derecognized or determined to be impaired, the cumulative gain or loss previously recognized in the available-for-sale reserve is transferred to the income statement. The Group has classified investments in shares of Canadian metals and mining companies as available-for-sale assets.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at FVTPL consist of those classified as held-for-trading and those designated as FVTPL on initial recognition. Financial instruments are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term or if they are derivatives that are not designated in effective hedging relationships. Upon initial recognition, transaction costs are recognized in the income statement as incurred. Financial assets and financial liabilities at FVTPL are measured at fair value, and changes in fair value are recognized in other finance gains and losses except gains and losses on the non-hedge financial derivatives related to customer sales contracts are presented in revenue. The Group’s FVTPL category currently contains only derivatives and embedded derivatives. During the years ended December 31, 2012 and December 31, 2011, the Group’s financial assets and liabilities at FVTPL consisted of derivatives, embedded derivatives and investments in warrants classified as held-for-trading; the Group did not have any financial assets or liabilities designated as FVTPL on initial recognition.

Financial liabilities at amortized cost

Subsequent to initial recognition, the Group measures financial liabilities, other than those at FVTPL and those that are derivatives in designated hedging relationships, at amortized cost using the effective interest method. Gains and losses on derecognition are recognized in other finance gains and losses.

(ii)              Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the income statement immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

(iii)           Embedded derivatives:

The Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(iv)          Hedge accounting:

The Group may use derivatives and non-derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in the income statement in the same period.

At the inception of a hedge, the Group formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Group tests effectiveness each period.

During the years ended December 31, 2012 and December 31, 2011, the Group had only cash flow hedging relationships. Cash flow hedges are hedges of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss.

In a cash flow hedging relationship, the effective portion of changes in the fair value of the hedging derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement and is included in other finance gains and losses. Amounts previously recognized in other comprehensive income are reclassified to the income statement in the same periods as the hedged cash flows affect profit or loss and are presented on the same line of the income statement as the recognized hedged item. When the hedged item is a non-financial asset or liability, the amounts previously recognized in other comprehensive income are reclassified to the carrying amount of the non-financial asset or liability.

Hedge accounting is discontinued prospectively if the hedging instrument is sold, terminated or exercised, if the hedge no longer meets criteria for hedge accounting, or if the Group revokes the hedge designation. In these cases, any gain or loss accumulated in equity (in the hedging reserve) remains in equity until the forecast transaction occurs, at which time it is reclassified to the income statement. If the forecast transaction is no longer expected to occur, any gain or loss accumulated in equity is reclassified immediately from equity to the income statement.

(v)             Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are used for assets held or liabilities to be issued; asking prices are used for assets to be acquired or liabilities held.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                       Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                       Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

•                       Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 30.

(vi)          Impairment of financial instruments:

Each reporting date, the Group assesses financial assets not carried at FVTPL to determine whether there is objective evidence of impairment. A financial asset or group of financial assets is impaired if objective evidence indicates that one or more events occurred after initial recognition of the asset that negatively affected the estimated future cash flows of the financial asset or group of financial assets.

Objective evidence that financial assets are impaired can include significant financial difficulty of the issuer or debtor, default or delinquency in interest or principal payments, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, a significant or prolonged decline in the fair value of the security below its cost is also objective evidence of impairment.

Impairment of financial assets carried at amortized cost:

The Group considers evidence of impairment for loans and receivables and any held-to-maturity investments at both a specific asset and collective level. First, the Group specifically assesses financial assets that are individually significant and groups of financial assets that are not individually significant. If evidence of impairment is not identified in the specific assessment, the Group then groups assets based on similar credit risk characteristics (excluding any assets that were specifically determined to be impaired) and collectively assesses them for impairment. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

If there is objective evidence that an impairment loss has been incurred, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate.

In recording the impairment loss, the Group recognizes impairment loss in the income statement and reduces the carrying amount of the financial asset using an allowance account, unless the Group is satisfied that no recovery of the amount owing is possible; at that point amounts are considered unrecoverable and are written off against the financial asset directly.

If, in a subsequent year, the amount of the estimated impairment loss decreases as a result of an event occurring after the impairment was recognized, the Group reverses all or a portion of the previously recognized impairment loss by adjusting the asset carrying value or the allowance account and recognizing the reversal in the income statement in other finance gains and losses.

Impairment of available-for-sale financial assets:

Impairment losses on available-for-sale investments are recognized by transferring the cumulative loss that has been recognized in other comprehensive income (and presented in the available-for-sale reserve in equity) to the income statement. The amount of the impairment loss is the difference between the investment’s acquisition costs, net of any principal repayments and amortization, and its current fair value, less any impairment loss previously recognized in the income statement.

Impairment losses recognized in the income statement related to available-for-sale equity investments are not subsequently reversed. Any subsequent increases in fair value of the equity investments are recognized in other comprehensive income. However, impairment losses recognized related to available-for-sale debt instruments are subsequently reversed, in whole or in part, if the fair value of the debt instrument increases as a result of an event occurring after the impairment loss was recognized, and the amount of the reversal is recognized in the income statement in other finance gains and losses.

The Group presents impairment losses and reversals of impairment losses recognized in the income statement in other finance gains and losses.

(vii)       Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes financial liabilities when its contractual obligations are discharged or cancelled or expire.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(o)              Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•                      where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                      in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•                      where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                      in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, the Group recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgement is required in determining whether deferred tax assets are recognized on the balance sheet. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(p)              Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Other capital reserve

The other capital reserve is used for equity-settled share-based payments and includes amounts for stock options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

Hedging reserve

The hedging reserve contains the effective portion of the cumulative change in the fair value of cash flow hedging derivative instruments related to hedged transactions that have not yet occurred.

Available-for-sale reserve

The available-for-sale reserve contains the cumulative change in the fair value of available-for-sale investments with the exception of impairment losses and foreign currency differences on monetary available-for-sale assets. Gains and losses are reclassified to the income statement when the available-for-sale investments are impaired or derecognized.

(q)              Share-based payments:

Hudbay offers a Deferred Share Unit (“DSU”) plan for non-employee members of the Board of Directors and a Restricted Share Unit (“RSU”) plan and stock option plan for employees. These plans are included in provisions on the balance sheet and further described in note 25.

Cash-settled transactions, consisting of DSUs and RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the income statement. The Group values the liabilities based on the change in the Company’s share price. Additional DSUs and RSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. DSU and RSU liabilities are included in provisions on the balance sheet, and changes in the fair value of the liabilities are recorded in the income statement. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company’s common shares for the five trading days prior to issuance or redemption.

RSUs vest on or before December 31st of the third calendar year after the grant date. Hudbay settles RSUs on the vest date with a cash payment based on the closing price of the Company’s common shares shortly prior to the vest date. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Group. Valuations of RSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employees unconditionally became entitled to the awards. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Group believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(r)               Earnings per share:

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which currently consist of stock options granted to employees.

When calculating earnings per share for periods where the Group has a loss, Hudbay’s calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

(s)                Leases:

Finance leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to the Group, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the income statement as finance costs. The Group currently does not have any finance leases.

Under operating lease arrangements, the risks and rewards incidental to ownership are not transferred to the Group. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(t)                 Segment reporting:

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses and for which discrete financial information is available. The Group’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Group considers location and decision-making authorities. Refer to note 34.

(u)              Comparatives:

Where necessary, the comparative information has been changed to agree to the current year presentation. In such a case, the nature of the reclassification; the amount of each item that is reclassified; and, the reason for the reclassification, is disclosed.

4.                   New standards

New standards and interpretations adopted in the year

As required by the IASB, effective January 1, 2012 the Group adopted the following amendments to IFRS:

Amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets

This amendment introduces an exception to the current measurement principles of deferred tax assets and liabilities arising from investment property measured using the fair value model in accordance with IAS 40 Investment Property. The exception also applies to investment properties acquired in a business combination accounted for in accordance with IFRS 3, Business Combinations assuming the acquirer subsequently measures these assets applying the fair value model. The Group’s adoption of these amendments had no material effect on its consolidated financial statements.

Amendments to IFRS 7 Disclosures — Transfers of Financial Assets

This amendment requires disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. The Group’s adoption of this amendment had no material effect on its consolidated financial statements.

New standards and interpretations not yet adopted

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9 (2009)”) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 (2009) provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in OCI. The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The new standard also requires use of a single impairment method, replacing the multiple impairment methods in IAS 39, and amends some of the requirements of IFRS 7 Financial Instruments: Disclosures.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except for changes related to financial liabilities measured at fair value under the fair value option and derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied.

The Group intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The Group has not yet determined the effect of adoption of IFRS 9 (2010) on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2011) Separate Financial Statements, carries forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities within the scope of SIC-12, stating that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In addition, IFRS 10 carries forward the consolidation procedures substantially unmodified from IAS 27 (2008). The Group intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the adoption of IFRS 10 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which replaces the guidance in IAS 31 Interests in Joint Ventures. IFRS 11 classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. A joint operator will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. A joint venturer will recognize an investment and account for that investment using the equity method. Under existing IFRS, entities have the choice to proportionately consolidate or apply the equity method to interests in jointly controlled entities. The Group intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the adoption of IFRS 11 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The required disclosures aim to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Group intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Group will provide additional disclosures as required and does not otherwise expect the adoption of IFRS 12 to have a material effect on its consolidated financial statements.

Amendments to IFRS 10, IFRS 11 and IFRS 12: Transition guidance

This amendment clarifies certain transitional guidance on the application of IFRS 10, IFRS 11 and IFRS 12 for the first time. The amendments are effective at the same effective date as IFRS 10, IFRS 11 and IFRS 12, therefore, the Group intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The standard establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. The Group intends to adopt IFRS 13 in financial statements for the annual period beginning on January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Group has not yet determined the effect of adoption of IFRS 13 on its consolidated financial statements.

Amendments to IAS 28 Investments in Associates and Joint Ventures

In May 2011, the IASB issued Amendments to IAS 28 Investments in Associates and Joint Ventures, which carries forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Group intends to adopt IAS 28 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the amendments to have a material effect on its consolidated financial statements based on the current facts and circumstances.

Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendments require separate presentation of the items of OCI that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The Group intends to adopt IAS 1 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

Amendments to IAS 19 Employee Benefits

In June 2011, the IASB issued an amended version of IAS 19 Employee Benefits to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans and require immediate recognition of actuarial gains and losses in OCI; eliminate use of an expected rate of return on plan assets and require use of the discount rate to determine the interest on the plan asset component of the net interest cost; and set out additional disclosure requirements. The Group intends to adopt IAS 19 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

IAS 32 Offsetting Financial Assets and Liabilities

In October 2009, the IASB issued an amendment to IAS 32 Offsetting Financial Assets and Liabilities, which clarifies certain aspects of offsetting and net and gross settlement. The Group intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning on January 1, 2014. The Group has not yet determined the effect of adoption of the amendment to IAS 32 on its consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures,

In October 2010, the IASB issued an amendment to IFRS 7 Financial Instruments: Disclosures, which contains new disclosure requirements related to offsetting of financial assets and liabilities. The Group intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013. The Group will provide additional disclosures as required and does not otherwise expect the adoption of IFRS 7 to have a material effect on its consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, which provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. The Group intends to adopt IFRIC 20 in its financial statements for the annual period beginning on January 1, 2013. IFRIC 20 does not currently impact the consolidated financial statements as the Group does not have any surface mines in the production phase.

5.                   Acquisition of Hudbay Peru

On March 1, 2011, the Group obtained control of Hudbay Peru, a Canadian mineral exploration and development company focused on its wholly-owned Constancia copper project in southern Peru. Hudbay obtained control of Hudbay Peru by acquiring 90.5% of the share capital and voting interests in the company. As a result, the Group’s equity interest in Hudbay Peru increased from 1.2% to 91.7%. On July 5, 2011, Hudbay acquired the remaining common shares and as at December 31, 2012 and December 31, 2011 wholly owned Hudbay Peru. Acquiring control of Hudbay Peru allows the Group an opportunity to develop the Constancia project and significantly increase Hudbay’s future copper production.

Consideration transferred

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Cash consideration	$118,525
Equity instruments (20,372,986 common shares)	345,119

Total consideration transferred	463,644
Less: cash acquired	(23,670)

Total consideration transferred, net of cash acquired	$439,974

The fair value of the common shares issued was based on Hudbay’s listed share price of $16.94 at the March 1, 2011 acquisition date.

The Group incurred acquisition related costs of $5,778 mainly relating to external legal and advisory fees and due diligence costs. These costs have been included in selling and administrative expenses in the Group’s consolidated income statement. In addition, the Group incurred share issue costs of $239 and presented them as a deduction from share capital. For cash flow purposes, the Group paid $94,855 upon acquisition of Hudbay Peru representing $118,525 of cash paid, net of $23,670 cash received.

Identifiable assets acquired and liabilities assumed

The Group completed the purchase price allocation in 2011, resulting in recognized amounts of identifiable assets acquired and liabilities assumed as follows:

Fair value

Cash and cash equivalents	$23,670
Short-term investments	20,052
Receivables and prepaid expenses	19,447
Mineral properties	520,768
Other property, plant and equipment	561
Deferred tax assets	750
Trade and other payables	(13,827)
Provisions - decommissioning and restoration liabilities	(978)
Deferred tax liabilities	(129,586)

Total net identifiable assets	$440,857

Acquired receivables were valued at $19,248. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. Receivables related primarily to the timing of receipt of proceeds by Hudbay Peru from exercises of stock options and warrants. Subsequent to the acquisition date, all receivables relating to the exercises of stock options and warrants were collected. Upon finalization of the purchase price allocation, the deferred tax liabilities were adjusted from $128,211 to $129,586. There was also an insignificant adjustment to other property, plant and equipment. These adjustments resulted in a corresponding change to the goodwill balance.

Goodwill

The Group recognized goodwill as at December 31, 2011 as a result of the acquisition as follows:

Total consideration transferred	$463,644
Fair value of previous 1.2% interest in the acquiree	6,043
Non-controlling interests of 8.3% measured based on the proportionate share of identifiable net assets	36,591
Less: value of net identifiable asset acquired	(440,857)
Goodwill upon acquisition March 1, 2011	65,421
Effects of movement in exchange rate	2,825

Goodwill balance as at December 31, 2011	$68,246

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

As at December 31, 2012, the goodwill decreased to $66,763 as a result of effects of movement in exchange rate (note 14).

6.                   Discontinued operations

On September 9, 2011, Hudbay sold its interest in the Fenix ferro-nickel project in Guatemala to the Solway Group. Hudbay acquired the Fenix project in August 2008, through an acquisition of all of the issued and outstanding common shares of HMI Nickel Inc. (formerly Skye Resources Inc.). Pursuant to the terms of the agreement with the Solway Group, Hudbay received US$140 million in cash at closing. The Group has settled the original $30 million deferred payment obligation for a cash payment of $1 million, which has been recorded in other income in the consolidated income statements. The Group has presented the results of the Fenix project as discontinued operations for the comparative period.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

The following summarizes results from discontinued operations for the year ended December 31, 2011:

Expenses	$(3,636)
Tax (loss) benefit	68
(3,568)

Loss on remeasurement to fair value less costs to sell:
- Impairment loss	(212,739)
- Additional loss on disposal	(2,061)
Foreign exchange losses transferred from the foreign currency reserve (note 27)	(20,416)
(235,216)

Loss from discontinued operations	$(238,784)

7.                   Revenue and expenses

(a)              Revenue

The Group’s revenue by significant product types:

	Year ended
	December 31
	2012	2011
Copper	$343,691	$480,978
Zinc	222,570	170,091
Gold	131,770	149,321
Silver	20,979	26,349
Zinc oxide	—	75,698
Other	6,364	23,788
	725,374	926,225
Less: treatment and refining charges	(22,709)	(35,408)
Less: pre-production revenue	(115)	—
	$702,550	$890,817

A portion of the Group’s revenue from sales of zinc is hedged and designated as cash flow hedges. For the year ended December 31, 2012, revenues from zinc sales include gains of $2,050 (year ended December 31, 2011 - $992) from the hedging reserve (notes 27 and 30b).

Pre-production revenue relates to revenue earned from production at our Lalor project in Manitoba. As revenues are being earned prior to the declaration of commercial production, the pre-production revenue is being credited against capital costs rather than revenue.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Year ended
	December 31
	2012	2011
Total depreciation and amortization presented in:
Cost of sales	$75,801	$103,915
Selling and administrative expenses	803	686
	$76,604	$104,601

(c)               Share-based payment expense

				Total
	Equity-settled	Cash-settled		share-based
	Stock	RSUs	DSUs	payment
	Options	(note 25)	(note 25)	expense
Year ended December 31, 2012
Share-based payment expense presented in:
Cost of sales	$—	$1,377	$—	$1,377
Selling and administrative expenses	552	2,308	1,125	3,985
Other operating expenses	—	334	—	334
Exploration and evaluation	—	73	—	73
	$552	$4,092	$1,125	$5,769
Year ended December 31, 2011
Share-based payment expense presented in:
Cost of sales	$38	$463	$—	$501
Selling and administrative expenses	1,927	1,344	(753)	2,518
Other operating expenses	—	6	—	6
Exploration and evaluation	—	12	—	12
	$1,965	$1,825	$(753)	$3,037

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(d)              Employee benefits expense

	Year ended
	December 31
	2012	2011
Current employee benefits	130,889	125,036
Profit-sharing plan expense	16,888	19,934
Share-based payments (notes 7c, 25) [1]
Equity settled stock options	552	1,965
Cash-settled restricted share units	4,092	1,825
Cash-settled deferred share units	1,125	(753)
Employee share purchase plan[1]	1,248	994
Post-employment pension benefits
Defined benefit plans	23,215	9,008
Defined contribution plans	924	775
Other post-retirement employee benefits	11,938	10,795
Termination benefits	1,286	2,071
Restructuring	1,799	—
	193,956	171,650

1 See note 2f for correction of immaterial error note with respect to prior year employee benefit expense balances.

This table presents employee benefit expense recognized in the Group’s income statement, including amounts transferred from inventory upon sale of goods.

Manitoba has a profit sharing plan whereby 10% of Manitoba’s after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

The Group has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Group makes a matching contribution of 75% of the participant’s contribution.

See note 21 for a description of the Group’s pension plans and note 22 for the Group’s other employee benefit plans.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(e)     Other operating income and expenses

	Year ended
	December 31
	2012	2011
Other operating income
Gain on sale of property, plant and equipment	$(122)	$(2,453)
Other	(2,194)	(921)
	(2,316)	(3,374)
Other operating expense
Cost of non-producing properties	$10,966	$9,275
Other	366	30
	$11,332	$9,305

In June 2011, the Group disposed of its shares in the White Pine Copper Refinery for proceeds of $2,906 and recognized a gain on sale of $1,999.

Other operating income includes the $1,000 settlement payment received from Solway Group in relation to the sale of Fenix (note 6).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(f)     Finance income and expenses

	Year ended
	December 31
	2012	2011
Finance income
Interest income	$(6,217)	$(8,742)
Other finance income	—	(28)
	(6,217)	(8,770)
Finance expense
Interest expense on long-term debt (note 18)	14,205	—
Unwinding of accretion on financial liabilities at amortized cost (note 17)	2,323	—
Unwinding of discounts on provisions (note 20)	3,036	3,322
Other finance expense	11,822	3,283
	31,386	6,605
Less: interest capitalized (note 13)	(16,528)	—
	14,858	6,605
Other finance (gains) losses
Net foreign exchange losses (gains)	937	(832)
Gain on ineffective cash flow hedges	(14)	(884)
Change in fair value of financial assets and liabilities at FVTPL:
Prepayment option embedded derivative (note 18)	(1,880)	—
Investments classified as held-for-trading	2,900	2,221
Remeasurement to fair value of existing interest in Hudbay Peru upon acquisition of control:
Recognized in the income statements	—	(881)
Reclassified from equity (note 27)	—	(1,220)
Net gain reclassified from equity on disposal of available-for-sale investments (note 27)	8	—
Net loss from impairment of non-trade receivable	2,568	—
Reclassified from equity on impairment of available-for-sale investments (notes 11 and 27)	40,181	6,587
	44,700	4,991
Net finance expense	$53,341	$2,826

Other finance expense for the year ended December 31, 2012 related mainly to amounts associated with efforts to arrange financing for development projects. Interest expense is capitalized to the Constancia project related to the other financial liabilities at amortized cost and long-term debt (notes 17, 18).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(g)     Impairment losses

On November 1, 2011, Hudbay sold Zochem Inc., its zinc oxide production facility in Ontario for proceeds of US$15,078. The Group recognized a total impairment loss of $6,839 related to Zochem, consisting of a loss of $5,878 recognized upon classification as held for sale based on the excess of carrying value over fair value less costs to sell and an additional loss of $961 recognized on disposal. On the income statement, the impairment loss is presented within cost of sales. Zochem was included within the Manitoba operating segment.

8.      Cash and cash equivalents

	Dec. 31, 2012	Dec. 31, 2011
Cash on hand and demand deposits	$1,292,414	$899,077
Short-term money market instruments with maturities of three months or less at acquisition date	44,674	—
	$1,337,088	$899,077

9.      Trade and other receivables

	Dec. 31, 2012	Dec. 31, 2011
Current
Trade receivables	$42,062	$27,405
Embedded derivatives - provisional pricing	(937)	(1,407)
Statutory receivables	10,309	8,325
Other receivables	1,442	6,063
	52,876	40,386
Less: allowance for bad debts	—	(77)
	52,876	40,309
Non-current
Statutory receivables - Peruvian sales tax	43,149	5,212
Total	$96,025	$45,521

The non-current receivable consists of refundable sales taxes in Peru that the Group has paid on capital expenditures for its Constancia project. The Group expects to receive refunds once the project reaches commercial production, as the accumulated sales tax pool is refundable up to 18% of the revenue earned each month. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2d).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

10.    Inventories

	Dec. 31, 2012	Dec. 31, 2011
Current
Work in progress	$6,141	$4,362
Finished goods	38,750	58,730
Materials and supplies	13,518	14,058
	58,409	77,150
Non-current
Materials and supplies	5,852	5,721
Total	$64,261	$82,871

During the year ended December 31, 2012, the Group recognized an expense of $16,805 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value (December 31, 2011 - $5,420). For zinc inventories sold during 2012, the related amount transferred from inventory to cost of sales was $22,225 less than it would have been had write-downs not been previously recognized. As a result, for the year ended December 31, 2012, the net impact on cost of sales, related to zinc inventory write-downs, was a decrease of $5,420.

During the year ended December 31, 2012, the Group recognized an expense of $2,857 in cost of sales and $400 in other operating expense related to write-downs of the carrying value of materials and supplies.

In addition, the cost of inventories recognized as an expense and included in cost of sales amounted to $362,365 for the year ended December 31, 2012 (year ended December 31, 2011 - $385,940).

11.    Other financial assets

	Dec. 31, 2012	Dec. 31, 2011
Current
Derivative assets	$2,442	$3,112

Non-current
Available-for-sale investments	71,260	98,279
Investments at fair value through profit or loss	220	2,090
Derivative assets	—	132
Restricted cash	1,655	1,692
	73,135	102,193
	$75,577	$105,305

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Derivative assets

Derivative assets consist of cash flow hedges and non-hedge derivatives. See note 30b for further descriptions of the Group’s cash flow hedges, which expired in July 2012, and non-hedge derivatives.

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded.

During the year ended December 31, 2012, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $40,181 from the available-for-sale reserve within equity to the income statement (note 27) (2011 - $6,587).

The following table summarizes the change in available-for-sale investments:

	Dec. 31, 2012	Dec. 31, 2011
Balance, beginning of year	$98,279	$104,990
Additions	4,049	47,570
Decrease from remeasurement to fair value (note 27)	(29,852)	(49,117)
Reclassification upon acquisition of control of Hudbay Peru	—	(5,164)
Disposals	(1,216)	—
Balance, end of year	$71,260	$98,279

Refer to note 3n(i) for a description of the Group’s accounting policy for available-for-sale investments.

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s non-Peruvian material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at December 31, 2012, the Group had outstanding letters of credit in the amount of $64,524 (December 31, 2011 - $61,954).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

12.    Intangible assets - computer software

	Dec. 31, 2012	Dec. 31, 2011
Cost
Balance, beginning of year	$12,679	$7,095
Additions	2,333	5,584
Balance, end of year	15,012	12,679

Accumulated amortization
Balance, beginning of year	807	12
Amortization for the year	1,312	795
Balance, end of year	2,119	807
Net book value	$12,893	$11,872

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

13.    Property, plant and equipment

	Exploration and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2012	assets	progress	properties	equipment	Total

Cost
Cost, beginning of year	$36,994	$786,844	$378,335	$576,898	$1,779,071
Additions	2,304	563,621	18,594	495	585,014
Decommissioning and restoration	—	3,217	—	4,982	8,199
Interest capitalized (note 7f)	—	16,528	—	—	16,528
Depreciation capitalized	—	441	420	—	861
Transfers and other movements	(3,743)	(37,636)	—	41,379	—
Disposals	—	(125)	—	(8,337)	(8,462)
Effects of movement in exchange rates	(166)	(14,055)	—	—	(14,221)
Other	(270)	(312)	1,881	(907)	392
Balance, end of year	35,119	1,318,523	399,230	614,510	2,367,382

Accumulated depreciation
Balance, beginning of year	—	312	308,235	267,479	576,026
Depreciation for the year	—	—	25,113	44,969	70,082
Disposals	—	—	—	(7,438)	(7,438)
Other	—	(312)	974	—	662
Balance, end of year	—	—	334,322	305,010	639,332
Net book value	$35,119	$1,318,523	$64,908	$309,500	$1,728,050

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

	Exploration and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2011	assets	progress	properties	equipment	Total

Cost
Cost, beginning of year	$33,041	$366,931	$358,202	$589,336	$1,347,510
Additions	3,487	236,210	19,713	4,980	264,390
Acquisition of subsidiary (note 5)	—	526,015	—	—	526,015
Decommissioning and restoration	—	1,279	—	29,329	30,608
Depreciation capitalized	—	109	420	—	529
Transfers and other movements	—	(30,524)	—	30,524	—
Disposals (note 6)	—	(333,160)	—	(77,271)	(410,431)
Effects of movement in exchange rates	466	19,984	—	—	20,450
Balance, end of year	36,994	786,844	378,335	576,898	1,779,071

Accumulated depreciation
Balance, beginning of year	—	—	263,809	266,143	529,952
Depreciation for the year	—	109	44,426	45,031	89,566
Disposals	—	—	—	(43,695)	(43,695)
Other	—	203	—	—	203
Balance, end of year	—	312	308,235	267,479	576,026
Net book value	$36,994	$786,532	$70,100	$309,419	$1,203,045

As at March 31, 2012, the Group determined that the Reed copper project reached the end of the exploration and evaluation phase. At that time, the Group had completed a pre-feasibility study, some of the resources had been converted to reserves, and management had determined it was probable the project would be developed into a mine. Effective April 1, 2012, the carrying value of exploration and evaluation assets related to the Reed project was reclassified to capital works in progress, and the Group is capitalizing subsequent costs to develop the project.

Refer to note 3i for a description of depreciation methods used by the Group, note 3i(vi) for depreciation rates of major classes of assets and note 6 for discussion with respect to the disposition of Fenix. Depreciation of property, plant and equipment and intangible assets related to producing properties is initially recognized in inventory and is then transferred to the cost of sales in the income statements as sales occur. Refer to note 7b for amounts recognized in the income statement.

As described in note 3j, at the end of each reporting period, the Group reviews the carrying amounts of its property, plant and equipment, exploration and evaluation assets and computer software (note 12) to determine whether there is any indication of impairment. One of the factors management considers in making this assessment is whether the carrying amounts of the Group’s net assets exceeds its market capitalization, in which case management applies judgement to determine the reason for the difference. Based on Hudbay’s listed share price of $10.02 at December 31, 2012, the carrying amount of the Group’s net assets exceeded its market capitalization by approximately $35,000 (2011 - $70,000). Management determined that this decline reflected a temporary correction in the market and was not a reflection of issues in any one of the Group’s cash-generating units. Management concluded this decline was not an indicator of impairment as at December 31, 2012.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Subsequent to December 31, 2012, Hudbay’s share price increased such that its market capitalization exceeded the carrying value of its assets.

14.    Goodwill

The goodwill of $66,763 arose on the Group’s 2011 acquisition of Hudbay Peru. As at September 30, 2012, the Group conducted its annual goodwill impairment test on the South America business unit to which goodwill has been assigned. The recoverable amount (fair value less cost to sell) of the cash-generating unit exceeded its carrying value, and the Group concluded the goodwill was not impaired.

The cash-generating unit’s fair value less cost to sell was determined using a discounted cash flow methodology. The South America business unit’s financial model was used to forecast real cash flows over a 20 year period. A 9%, real discount rate was used to present value projected cash flows and was determined using market rates and a Weighted Average Cost of Capital approach. A key assumption employed in the cash flow projection model was long-term copper prices of US$3 per pound. Hudbay believes this price is consistent with copper prices implied by recent precedent merger and acquisition transactions as well as long term incentive copper prices as forecast by independent third party participants.

There have been no significant events since the Group conducted the test and therefore the conclusion remains the same as at December 31, 2012. The changes in goodwill reflect movement in the foreign exchange rate during the year.

15.    Trade and other payables

	Dec. 31, 2012	Dec. 31, 2011
Trade payables	$68,190	$94,557
Accruals and payables	129,560	62,893
Exploration and evaluation payables	967	1,258
Embedded derivatives - provisional pricing	(41)	35
Statutory payables	7,813	4,444
	$206,489	$163,187

16.    Other liabilities

	Dec. 31, 2012	Dec. 31, 2011
Current portion of
Provisions (note 20)	$9,100	$4,434
Other employee benefits (note 22)	3,513	3,513
	$12,613	$7,947

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

17.    Other financial liabilities

	Dec. 31, 2012	Dec. 31, 2011
Current
Derivative liabilities	$75	$1,159
Other financial liabilities at amortized cost	18,288	—
	18,363	1,159

Non-current
Other financial liabilities at amortized cost	23,128	—
	$41,491	$1,159

In March 2012, Hudbay entered into two agreements with communities near the Constancia project in Peru pursuant to which Hudbay acquired rights to extract minerals over the useful life of the Constancia project, defined to be a minimum of fifteen years. The Group recognized a liability and a corresponding asset, which has been presented in capital works in progress within property, plant and equipment, together with capitalized costs of the Constancia project.

In June 2012, Hudbay entered into an additional agreement with one of the communities near the Constancia project, which allows the Group to carry out exploration and evaluation activities in the area for a minimum period of three years. The Group recognized the related liability and a corresponding exploration and evaluation expense.

These liabilities were recorded at fair value upon initial recognition, which the Group determined using a discounted cash flow analysis based on expected cash flows and a credit-adjusted discount rate. In making this determination, the Group applied estimates in determining the appropriate discount rate, as well as the timing and amount of future cash flows under the agreements. Subsequent to initial recognition, the Group measures such liabilities at amortized cost using the effective interest method.

During the year ended December 31, 2012, the Group capitalized $2,323 to property, plant and equipment related to the unwinding of accretion on financial liabilities at amortized cost (note 7f).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

18.    Long-term debt

Balance, January 1, 2012	$—
Principal, net of transaction costs	474,684
Fair value of embedded derivative (prepayment option)	(4,768)
Effects of changes in foreign exchange	9,299
Cumulative accretion of transaction costs	325
Balance, December 31, 2012	$479,540

On September 13 2012, Hudbay issued US$500,000 aggregate principal amount of 9.50% senior unsecured notes (the “Notes”) due October 1, 2020 pursuant to a private placement offering.

The Notes were priced at 100% of their face value, yielding proceeds of US$484,000 ($474,684) net of directly attributable transaction costs of $16,054. The Notes have been classified as financial liabilities at amortized cost and accounted for initially at fair value net of transaction costs and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds of the offering will be used to fund the development of the Constancia project, interest costs are capitalized to project assets during the development phase of this project. During the year ended December 31, 2012, the Group capitalized $14,205 (note 7f).

The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries which include subsidiaries that own the Constancia project. The Notes also contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to the Group’s financial performance, there are transaction-based restrictive covenants that limit the Group’s ability to incur additional indebtedness in certain circumstances. In addition, the Group’s ability to make restricted payments, including dividend payments, is subject to the compliance with certain covenants which require either the generation of sufficient net earnings or equity issuance or, in the case of semi-annual dividend payments in an amount not exceeding US$20 million, the maintenance of a ratio of consolidated debt to earnings before income tax and depreciation and amortization of 2.50 to 1.00 or less.

At any time prior to October 1, 2016, Hudbay may redeem the Notes, in whole but not in part, at a redemption price equal to 100.0% of the aggregate principal amount of the Notes plus an amount equal to the greater of (i) 1% of the principal amount of the Notes to be redeemed and (ii) the excess, if any, of (a) the present value as of the date of redemption of the October 1, 2016 redemption price of the Notes (as described below) plus required interest payments through October 1, 2016 over (b) the then outstanding principal amount of such Notes, plus, in either case, accrued and unpaid interest.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

On or after October 1, 2016, Hudbay may redeem the Notes, at its option in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on October 1 of each of the years indicated below:

Year	Percentage
2016	104.750%
2017	102.375%
2018 and thereafter	100.000%

In addition, Hudbay may redeem up to 35% of the Notes prior to October 1, 2015 with the net cash proceeds from certain equity offerings at a redemption price equal to 109.500% of the aggregate principal amount thereof, plus accrued and unpaid interest.

The prepayment options on the Notes represent embedded derivatives which are bifurcated from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains in other finance gains and losses (note 7f). The initial fair value at inception was $2,888 and as at December 31, 2012, the increase in the fair value of the embedded derivative was $1,880 (note 30c).

On January 18, 2013, the Group commenced an offer to exchange all of the outstanding Notes for an equal aggregate principal amount of substantially identical new Notes registered under the United States Security Act of 1933, as amended.

19.    Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Group will receive aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project.

In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group will receive cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received an upfront payment of US$500,000 ($491,600) in September 2012 and will receive the remaining US$250,000 in two equal installments once the Constancia project incurs capital expenditures of US$500,000 and US$1,000,000, respectively.

The Group recorded the upfront deposit received as deferred revenue and will recognize amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the income statement on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

The following table summarizes changes in deferred revenue:

Balance, January 1, 2012	$—
Upfront deposit received	491,600
Recognition of revenue	(29,322)
Balance, December 31, 2012	462,278

Reflected in the balance sheets as follows:
Current	70,911
Non-current	391,367
Balance, December 31, 2012	462,278

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

20.    Provisions

Dec. 31, 2012	Decommissioning, restoration and similar liabilities	Deferred share units (Note 25)	Restricted share units (Note 25)	Other	Total
Balance, beginning of year	$146,082	$2,415	$2,746	$495	$151,738
Additional provisions made	4,249	1,086	3,755	1,687	10,777
Amounts used	(1,072)	—	(97)	(2,008)	(3,177)
Unused amounts reversed	(427)	—	—	—	(427)
Unwinding of discount (note 7f)	3,036	—	—	—	3,036
Effect of change in discount rate	5,842	—	—	—	5,842
Effect of foreign exchange	(35)	—	—	—	(35)
Effect of change in share price	—	39	(81)	—	(42)
Effect of change in estimated forfeiture rate	—	—	418	—	418
Balance, end of year	$157,675	$3,540	$6,741	$174	$168,130

Reflected in the balance sheets as follows:
Current (note 16)	$1,839	$3,540	$3,547	$174	$9,100
Non-current	155,836	—	3,194	—	159,030
	$157,675	$3,540	$6,741	$174	$168,130

Dec. 31, 2011	Decommissioning, restoration and similar liabilities	Deferred share units (Note 25)	Restricted share units (Note 25)	Other	Total
Balance, beginning of year	$117,003	$3,166	$1,641	$2,475	$124,285
Additional provisions made	1,971	874	3,984	—	6,829
Acquisitions	978	—	—	—	978
Amounts used	(1,524)	—	(905)	(1,980)	(4,409)
Unused amounts reversed	(277)	—	—	—	(277)
Disposal of subsidiary	(8,242)	—	—	—	(8,242)
Unwinding of discount	3,438	—	—	—	3,438
Effect of change in discount rate	32,806	—	—	—	32,806
Effect of foreign exchange	(71)	—	—	—	(71)
Effect of change in share price	—	(1,625)	(1,974)	—	(3,599)
Balance, end of year	$146,082	$2,415	$2,746	$495	$151,738

Reflected in the balance sheet as follows
Current (note 16)	$1,524	$2,415	$—	$495	$4,434
Non-current	144,558	—	2,746	—	147,304
	$146,082	$2,415	$2,746	$495	$151,738

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities

The Group’s decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2012 additional provisions recognized as a result of increased estimated cash flows related mainly to Hudbay Peru’s Constancia project, which is in the development stage. During the year ended December 31, 2011, the Group recognized a provision of $978 upon acquisition of Hudbay Peru and de-recognized provisions of $6,606 upon disposition of the Fenix project and $1,636 upon disposition of the White Pine Copper Refinery. Additional provisions made during 2011 related mainly to the Lalor project, which is in the development stage.

The Group’s decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that significant decommissioning and restoration activities will take place near the time closure of the mining and processing facilities, anticipated to occur from 2012 to 2021 for Flin Flon operations and up to 2031 for Snow Lake operations (including the Lalor mine). However, these provisions also reflect estimated post-closure cash flows that extend to 2100 for ongoing monitoring and water treatment requirements. The Balmat site is currently closed; management anticipates that future cash flows related to its decommissioning and restorations liabilities will extend to 2042. Management anticipates decommissioning and restoration activities for the Constancia project will occur from 2030 to 2035.

These estimates have been discounted to their present value at rates ranging from 0.1% to 2.9% per annum (2011 - 0.9% to 2.9%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

21.    Pension obligations

The Group maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Group uses a December 31 measurement date for all of its plans. For the Group’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2012 using data as at December 31, 2011. For these plans, the next actuarial valuation required for funding purposes will be performed during 2013 as at December 31, 2012.

The average remaining service period of the active employees covered by the pension plans was 8.93 years as at December 31, 2012.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

	2012	2011
Obligations and funded status:

Changes in pension obligation:
Obligation, beginning of year	$310,927	$299,920
Current service cost	9,022	8,243
Interest cost	17,239	16,471
Employee contributions	106	153
Plan amendments	13,841	—
Actuarial loss	64,843	9,072
Benefits paid (funded plans)	(22,219)	(18,893)
Benefits paid (unfunded plans)	(556)	(371)
Plan settlements - disposal of Zochem	—	(3,668)
Obligation, end of year	$393,203	$310,927

Change in pension plan assets:
Fair value of plan assets, beginning of year	$264,241	$259,743
Expected return on plan assets	15,622	16,284
Actuarial gains (losses)	2,780	(8,540)
Employer contributions	31,514	19,570
Employee contributions	106	153
Benefits paid (funded plans)	(22,219)	(18,893)
Plan settlements - disposal of Zochem	—	(4,076)
Fair value of plan assets, end of year	$292,044	$264,241

The actual return on plan assets during 2012 was $18,402 (2011 - $7,744).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

	Dec. 31, 2012	Dec. 31, 2011

Reconciliation of assets and liabilities recognized in the balance sheet:
Funded pension obligations	$(377,508)	$(297,565)
Fair value of plan assets	292,044	264,241
Unfunded pension obligations	(15,695)	(13,362)
Unrecognized past service cost of non- vested benefits	3,000	—
Unrecognized net actuarial loss	100,509	40,133
Net assets (liabilities)	2,350	(6,553)

The Group has changed certain comparative information, as described below, to agree to the current year presentation as the Group is required to separate the assets and liabilities:

Pension asset - non-current	15,838	6,184
Pension liability - non-current	(13,488)	(12,737)
Total pension asset (liability)	$2,350	$(6,553)

	Dec. 31, 2012	Dec. 31, 2011

History of experience gains and losses:
Difference between expected and actual return on assets	(1.0)%	3.0%
Experience loss on plan liabilities	(2.0)%	(3.0)%

	Year ended
	December 31
	2012	2011
Pension expense recognized:
Current service cost	$9,022	$8,243
Interest cost	17,239	16,471
Expected return on plan assets	(15,622)	(16,284)
Amortization of actuarial loss	1,687	2
Early retirements, curtailments and settlements	—	948
Past service cost of benefits	10,841	—
Effect of asset limitation and minimum funding requirement	—	(30)
Defined benefit pension expense	$23,167	$9,350
Defined contribution pension expense	$764	$662

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the income statement within cost of sales upon sale of the inventory. Refer to note 7d for a summary of pension expense recognized in the income statement.

Past service costs related to new collective bargaining agreements during the year ended December 31, 2012.

Expected employer contributions to the pension plans for the fiscal year ending December 31, 2013 is $32,195.

	2012	2011
To determine the net benefit expense for the year:
Discount rate - defined benefit	5.25%	5.50%
Expected return on plan assets	5.75%	6.25%
Rate of compensation increase[1]	2.00%	2.50%

To determine the accrued benefit obligations at the end of the year
Discount rate - defined benefit	4.36%	5.25%
Rate of compensation increase[1]	3.00%	2.00%

1plus merit and promotional scale based on member’s age

The Group’s pension cost is significantly affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long term rate of return on plan assets.

The Group reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year.

In determining the discount rate, the Group considers the duration of the pension plan liabilities.

In determining the expected future rate of return on pension assets, the Group considers the types of investment classes in which the plan assets are invested and the expected compound returns on those investment classes.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Plan assets

The pension plan asset allocations, by asset category, are as follows:

	2013		2012
	Weighted		Weighted
	average	Target	average	Target

Equity securities	47.7%	50.0%	46.9%	50.0%
Debt securities	52.3%	50.0%	53.1%	50.0%
	100.0%	100.0%	100.0%	100.0%

The pension plans do not invest directly in either securities or property/real estate of the Group.

The Group’s primary quantitative investment objectives are maximization of the long-term real rate of return, subject to an acceptable degree of investment risk, and preservation of principal. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

Mortality tables and life expectancies

The mortality assumptions reflect best practice and have been chosen with regard to the latest available published tables.

	Life expectancy at age 65 for a male member currently aged 65 (in years)		Life expectancy at age 65 for a female member currently aged 65 (in years)
	2012	2011	2012	2011
UP94 with generational improvements	19.7	19.7	22.1	22.1

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

22.    Other employee benefits

The Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. The obligations for these benefits consist mainly of end of service indemnities, which do not have the character of pensions. Information about the Group’s post-employment and other long-term employee benefits is as follows:

	2012	2011

Obligations and funded status:
Change in other employee benefits obligation:
Obligation, beginning of year	$121,425	$108,045
Current service cost	3,477	3,726
Interest cost	6,466	6,138
Actuarial loss	11,978	5,977
Benefits paid	(2,552)	(2,461)
Obligation, end of year	$140,794	$121,425

Change in plan assets:
Fair value of plan assets, beginning of year	$—	$—
Employer contributions	2,552	2,461
Benefits paid	(2,552)	(2,461)
Fair value of plan assets, end of year	$—	$—

	Dec. 31, 2012	Dec. 31, 2011

Reconciliation of assets and liabilities recognized in the balance sheet:
Unfunded benefit obligation	$(140,794)	$(121,425)
Unrecognized net actuarial loss	32,129	20,870
	(108,665)	(100,555)
Vacation accrual and other - non-current	(3,270)	(3,194)
Net liability	$(111,935)	$(103,749)

Reflected in the balance sheet as follows:
Other employee benefits liability - current (note 16)	(3,513)	(3,513)
Other employee benefits liability - non-current	(108,422)	(100,236)
	$(111,935)	$(103,749)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

	Dec. 31, 2012	Dec. 31, 2011

History of experience gains and losses:
Experience adjustment on plan liabilities	$4,353	$(669)
Change of assumptions on plan liabilities	7,625	6,646
	$11,978	$5,977

	Year ended
	December 31
	2012	2011
Benefit expense recognized in the income statement:
Current service cost	$3,477	$3,726
Interest cost	6,466	6,138
Actuarial loss recognized in year	719	376
Other employee benefits expense	$10,662	$10,240

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the income statement within cost of sales upon sale of the inventory. Refer to note 7d for a summary of other post-retirement employee benefit expense recognized in the income statement.

Additional information:

The weighted average assumptions used in the determination of other employee benefits expense and obligations were as follows:

	2012	2011

To determine the net benefit expense for the year:
Discount rate	5.40%	5.75%
Initial weighted average health care trend rate	7.85%	8.01%
Ultimate weighted average health care trend rate	4.50%	4.50%

To determine the benefit obligations at the end of the year:
Discount rate	4.46%	5.40%
Initial weighted average health care trend rate	7.14%	7.85%
Ultimate weighted average health care trend rate	4.00%	4.50%

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

If the health care cost trend rate was increased or decreased by one percentage point, the accumulated post-employment benefit obligation and the aggregate service and interest cost would have increased (decreased) as follows:

	2012	2011

Effect of health care cost trend rate increase by one percentage point:
Accumulated post-employment benefit obligation	$27,451	$25,260
Aggregate of service and interest cost	2,403	2,082

Effect of health care cost trend rate decrease by one percentage point:
Accumulated post-employment benefit obligation	$(21,550)	$(19,842)
Aggregate of service and interest cost	(1,836)	(1,606)

The Group’s post-employment and other long-term employee benefit cost is materially affected by the discount rate and health care cost trend rates used to measure obligations.

The Group reviews the assumptions used to measure post-employment and other long-term employee benefit costs (including the discount rate) on an annual basis.

In determining the discount rate, the Group considers the duration of the other retirement benefit plan liabilities.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

23.    Income and mining taxes

(a)     Tax expense:

	Year ended
	December 31
	2012	2011
Tax expense applicable to:
Current:
Income taxes	$1,539	$47,688
Mining taxes	33,059	29,977
Adjustments in respect of prior years - income taxes (note 23i)	(16,212)	—
	18,386	77,665
Deferred:
Income taxes - origination and reversal of temporary differences	26,857	22,840
Canadian mining taxes - origination and reversal of temporary differences	4,593	15,994
Adjustments in respect of prior years	18,695	—
Benefit arising from previously unrecognized tax losses, or temporary differences	—	(1,679)
Peruvian mining tax - origination and reversal of temporary difference	4,788	19,009
	54,933	56,164
Tax expense	$73,319	$133,829

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(b)     Deferred tax assets and liabilities as represented on the balance sheets:

	Dec. 31, 2012	Dec. 31, 2011
Deferred income tax asset	$13,175	$12,277
Deferred mining tax asset - Canada	—	1,063
	13,175	13,340

Deferred income tax liability	(213,917)	(170,381)
Deferred mining tax liability - Canada	(3,530)	—
Deferred mining tax liability - Peru	(23,460)	(19,282)
	(240,907)	(189,663)
Net deferred tax liability balance, end of year	$(227,732)	$(176,323)

(c)     Changes in deferred tax assets and liabilities:

	Dec. 31, 2012	Dec. 31, 2011
Net deferred tax (liability) asset balance, beginning of year	$(176,323)	$8,104
Deferred tax expense	(54,933)	(56,164)
OCI transactions - available-for-sale investments (note 27)	—	6,346
Purchase price adjustment	—	(128,836)
Foreign currency translation on Hudbay Peru deferred tax liability	3,524	(5,773)

Net deferred tax liability balance, end of year	$(227,732)	$(176,323)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(d)     Reconciliation to statutory tax rate:

As a result of its mining operations, the Group is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Group’s statutory income tax rate for the years ended December 31, 2012 and 2011 is as follows:

	Year ended
	December 31
	2012	2011

Statutory tax rate	27.28%	28.49%
Tax expense from continuing operations at statutory rate	$14,226	$59,551

Effect of:
Non controlling interest	726	2,762
Resource allowance and deductions related to resource taxes	(8,899)	(14,213)
Adjusted income taxes	6,053	48,100
Mining taxes	41,777	64,981
	47,830	113,081
Temporary income tax differences not recognized	25,046	14,269
Permanent differences related to:
- capital items	4,551	1,360
- share-based payment expense	146	554
Other income tax permanent differences	2,414	3,091
Impact related to tax rates	(14)	1,092
Benefit related to tax settlement and tax return amendment	(944)	—
Foreign exchange on non-monetary items	(5,710)	382

Tax expense	$73,319	$133,829

The average statutory income tax rate is the average of the standard income tax rates applicable in the jurisdictions in which the Group operates, weighted by the profit (loss) before tax of the subsidiaries included in the consolidated accounts.

The change in the average statutory income tax rate is primarily due to a decline in the Canadian federal income tax rate in 2012.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(e)               Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets or deferred tax liabilities at December 31, 2012 and 2011 are as follows:

	Balance sheet		Income Statement
	Dec. 31, 2012	Dec. 31, 2011	2012	2011
Deferred income tax asset (liability) / expense (recovery)
Property, plant and equipment	$(1,903)	$2,033	$3,936	$600
Pension obligation	118	91	(27)	(66)
Other employee benefits	1,709	1,020	(689)	164
Non-capital losses	9,044	7,112	(1,932)	106
Share issue and debt costs	4,059	261	(3,798)	973
Capital losses	—	—	—	—
Other	148	1,760	4,525	4,116
Deferred income tax asset	13,175	12,277	2,015	5,893
Deferred income tax liability (asset) / expense (recovery)
Property, plant and equipment	226,064	182,578	43,486	22,109
Pension obligation	765	(1,604)	2,369	3,201
Other employee benefits	(9,708)	(10,175)	467	(9,034)
Share issue and debt costs	21	38	(17)	1,290
Other	(3,225)	(456)	(2,768)	(619)
Deferred income tax liability	213,917	170,381	43,537	16,947
Deferred income tax asset (liability) / expense (recovery)	$(200,742)	$(158,104)	$45,552	$22,840

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(f)                Income tax temporary differences - not recognized:

The Group has not recognized a deferred tax asset in respect of the following deductible income tax temporary differences:

	Dec. 31, 2012	Dec. 31, 2011
Property, plant and equipment	$94,418	$50,600
Capital losses	43,192	46,742
Other employee benefits	75,582	63,234
Asset retirement obligations	152,240	143,731
Non-capital losses	82,322	68,389
Other	23,803	11,079

Temporary differences not recognized	$471,557	$383,775

The deductible temporary differences excluding non-capital losses do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2005 and 2012 and expire between 2013 and 2031. The Group incurred United States net operating losses between 2004 and 2012 which have a 20 year carry forward period. Peruvian net operating losses were incurred from 2010 to 2012 and expire between 2014 and 2016.

(g)  Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2012 and December 31, 2011 are as follows:

Canada	Dec. 31, 2012	Dec. 31, 2011
Deferred mining tax (liabilities) assets:
Property, plant and equipment	$(3,530)	$1,063

Peru	Dec. 31, 2012	Dec. 31, 2011
Deferred mining tax liabilities:
Property, plant and equipment	$(23,460)	$(19,282)

The Group did not have any unrecognized deferred tax assets at December 31, 2011 and December 31, 2012.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(h)              Unrecognized taxable temporary differences associated with investments:

The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized, aggregate to $329.1 million (2011 - $291.6 million).

The Group has not recognized a deferred tax liability at December 31, 2012 or December 31, 2011 for taxes that would be payable. The Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

(i)                 Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances. In addition, as a result of the positive tax ruling in the second quarter of 2012 from the Canada Revenue Agency with respect to the “New Mine” status for the Lalor project for income tax purposes, the Group recognized an increase in taxes receivable due to income tax credits (“ITCs”) recorded of $14,415 and a reduction of prior year taxes owing of $18,196 as a result of accelerated depreciation of prior year tax pools.

(j)                 Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

24.            Share capital

(a)              Preference shares:

Authorized:                      Unlimited preference shares without par value

(b)              Common shares:

Authorized:                      Unlimited common shares without par value

Issued and fully paid:

	Year ended		Year ended
	Dec. 31, 2012		Dec. 31, 2011
	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of year	171,937,665	$1,020,126	149,431,339	$642,161
Exercise of stock options	46,822	332	30,622	216
Share issue costs, net of tax	—	—	—	(239)
Issued - acquisition of Hudbay Peru (note 5)	—	—	20,372,986	345,119
Issued - acquisition of non-controlling interest (note 5)	—	—	2,102,718	32,869
Balance, end of year	171,984,487	$1,020,458	171,937,665	$1,020,126

During the year, the Company declared semi-annual dividends of $0.10 per share. The Company paid $17,195 and $17,197 on March 30, 2012 and September 28, 2012 to shareholders of record as of March 20, 2012 and September 14, 2012, respectively.

In 2011, the Company paid $17,152 and $17,194 on March 31, 2011 and September 30, 2011 to shareholders of record as of March 31, 2011 and September 15, 2011, respectively.

The Company declared a semi-annual dividend of $0.10 per share on February 20, 2013. The dividend will be paid on March 28, 2013 to shareholders of record as of March 18, 2013 and is expected to total $17,197.

25.            Share-based payments

(a)              Cash-settled share-based payments:

The Group has two cash-settled share-based payment plans, as described below.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Deferred share units (DSU)

At December 31, 2012, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $3,540 (December 31, 2011 - $2,415) (note 20). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2012	Dec. 31, 2011
Granted during the year:
Number of units	115,158	61,835
Weighted average price ($/unit)	$9.43	$14.11
(Gain) expenses recognized during the year[1] (note 7c)	$1,125	$(753)

1 This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the income statement.

Restricted share units (RSU)

At December 31, 2012, the carrying amount of the outstanding liability related to the RSU plan was $6,741 (December 31, 2011 - $2,746) (note 20). No RSUs were vested at December 31, 2012 and December 31, 2011. RSUs are settled on the vest date and therefore the intrinsic value at December 31, 2012 and December 31, 2011 of vested RSUs was nil. The following table outlines information related to RSUs granted, expenses recognized and payments made in the year

	Year ended
	Dec. 31, 2012	Dec. 31, 2011
Granted during the year:
Number of units	660,781	323,116
Weighted average price ($/unit)	$11.54	$15.79
Expenses recognized during the year[1] (note 7c)	$4,092	$1,825
Payments made during the year	$97	$905

1 This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(b)     Equity-settled share-based payment - stock options:

The Group’s stock option plan was approved in June 2005 and amended in May 2008 (the “Plan”).

Under the amended Plan, the Group may grant to employees, officers, directors or consultants of the Group or its affiliates options to purchase up to a maximum of 13 million common shares of the Group. The maximum number of common shares issuable to insiders pursuant to the Plan is limited to 10% of the then issued and outstanding common shares of the Group. The maximum number of common shares issuable to each non employee directors under the Plan shall not exceed the lesser of $100,000 in value per year and 1% in number of the then issued and outstanding common shares of the Group per year. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33 1/3% are exercisable after one year, the next 33 1/3% are exercisable after two years, and the last 33 1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following, the optionee ceasing to be employed by or associated with the Group. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Prior to the May 2008 amendment, the Plan approved in June 2005 allowed the Group to grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Group to employees, officers, and directors of the Group for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% were exercisable immediately, the next 33 1/3% were exercisable after one year, and the last 33 1/3% were exercisable after two years.

No options were granted during the years ended December 31, 2012 and December 31, 2011.

The Group estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

	Year ended		Year ended
	Dec. 31, 2012		Dec. 31, 2011
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
	subject	exercise	subject	exercise
	to option	price	to option	price
Balance, beginning of year	3,898,705	$14.24	4,368,784	$14.50
Exercised	(46,822)	4.84	(30,622)	5.00
Forfeited	(121,668)	17.02	(290,007)	17.27
Expired	(45,750)	20.75	(149,450)	17.95

Balance, end of year	3,684,465	$14.18	3,898,705	$14.24

For stock options exercised during the year, the weighted average share price at the exercise date was $9.63 (2011 - $14.83)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

The following table summarizes the options outstanding:

Dec. 31, 2012

				Weighted-
				average	Weighted-		Weighted-
			Number of	remaining	average	Number of	average
Range of			options	contractual life	exercise	options	exercise
exercise prices			outstanding	(years)	price	exercisable	price
$2.59	-	10.20	894,831	2.6	$6.89	894,831	$6.89
10.21	-	14.02	1,007,000	1.4	12.01	1,007,000	12.01
14.03	-	16.55	696,699	5.2	15.86	696,699	15.86
16.56	-	20.78	905,935	4.2	20.76	905,935	20.76
20.79	-	23.74	180,000	4.7	23.01	180,000	23.01

$2.59	-	23.74	3,684,465	3.3	$14.18	3,684,465	$14.18

Dec. 31, 2011

				Weighted-
				average	Weighted-		Weighted-
			Number of	remaining	average	Number of	average
Range of			options	contractual life	exercise	options	exercise
exercise prices			outstanding	(years)	price	exercisable	price
$2.59	-	10.20	981,653	3.6	$6.91	904,988	$6.82
10.21	-	14.02	1,007,000	2.4	12.01	707,000	11.95
14.03	-	16.55	700,033	6.2	15.86	700,033	15.86
16.56	-	21.28	1,030,019	4.9	20.76	1,030,019	20.76
21.29	-	23.74	180,000	5.7	23.01	180,000	23.01

$2.59	-	23.74	3,898,705	4.2	$14.24	3,522,040	$14.55

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

26.    Earnings per share data

	Year ended
	December 31
	2012	2011

Weighted average common shares outstanding	171,960,783	167,863,427
Plus net incremental shares from assumed conversions:
- Stock options	274,747	498,930

Diluted weighted average common shares outstanding	172,235,530	168,362,357

The determination of the diluted weighted-average number of common shares excludes 1,922,556 shares related to stock options that were anti-dilutive for the year ended December 31, 2012 (year ended December 31, 2011 - 8,756 shares).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares, as if the diluted weighted average number of share was used; the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the year ended December 31, 2012, the Group calculated diluted loss per share using 171,960,783 common shares. For the year ended December 31, 2011, the Group calculated diluted loss per share using 167,863,427 common shares, except for profit from continuing operations per share.

	Year ended
	December 31
	2012	2011

Profit (loss) from continuing operations attributable to:
Owners of the Company	$(18,507)	$81,375
Non-controlling interests	(2,663)	(6,179)
	$(21,170)	$75,196

Loss from discontinued operations attributable to:
Owners of the Company	$—	$(235,270)
Non-controlling interests	—	(3,514)
	$—	$(238,784)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

27.    Other comprehensive income (loss) (“OCI”)

	Year ended Dec. 31, 2012			Year ended Dec. 31, 2011
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net foreign exchange gain (loss) on translation of foreign operations	$(10,886)	$—	$(10,886)	$15,793	$—	$15,793
Transfer to income statement on disposal of foreign operations	—	—	—	20,416	—	20,416
	(10,886)	—	(10,886)	36,209	—	36,209

Available-for-sale
Change in fair value of available-for-sale investments	(29,852)	—	(29,852)	(49,117)	7,036	(42,081)
Transfer to income statement on impairment of investments (note 7f)	40,181	—	40,181	6,587	(842)	5,745
Transfer to income statements on sale of investments (note 7f)	8	—	8	—	—	—
Transfer to income statement on acquisition of subsidiary (note 7f)	—	—	—	(1,220)	152	(1,068)
	10,337	—	10,337	(43,750)	6,346	(37,404)

Cash flow hedges
Effective portion of change in fair value of cash flow hedges	(442)	145	(297)	6,279	(1,770)	4,509
Transfer to income statements as hedged transactions occurred (note 7a)	(2,050)	529	(1,521)	(992)	205	(787)
	(2,492)	674	(1,818)	5,287	(1,565)	3,722

Total OCI (loss)	$(3,041)	$674	$(2,367)	$(2,254)	$4,781	$2,527

Gains and losses transferred from equity into profit or loss during the year are included in the following line items in the income statements:

	2012	2011
Revenue (note 7a)	$2,050	$992
Other finance (gains) losses (note 7f)	(40,189)	(5,367)
Discontinued operations	—	(20,416)
Tax expense	(529)	485

	$(38,668)	$(24,306)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

28.    Non-controlling interests

Prior to the disposition of the Fenix project on September 9, 2011, the Group owned 98.2% of Compañía Guatemalteca de Níquel (“CGN”). As a result of the disposition, the Group is no longer required to account for the related non-controlling interest.

Hudbay owns 51% of the Back Forty project in accordance with a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”). Hudbay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements as a subsidiary. Hudbay suspended its exploration and evaluation activities at the Back Forty project effective July 3, 2012.

In accordance with a joint venture agreement with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper project and the two claims immediately to the south. Hudbay has control over the project and accordingly consolidates the Reed copper project in its consolidated financial statements. The Reed copper project entered the development phase effective April 1, 2012. On October 22, 2012, Hudbay entered into a second joint venture agreement with VMS in respect of four exploration properties it had optioned in the area surrounding the Reed project.

The Group acquired 90.5% of Hudbay Peru on March 1, 2011 and increased its ownership throughout 2011, resulting in a 100% ownership interest as at September 30, 2011(note 5).

			Reed
		Back Forty	Project &
	CGN	Project	Exploration	Hudbay Peru	Total

Balance, January 1, 2011	$1,129	$8,030	$263	$—	$9,422
Share of assets acquired	—	—	—	9,446	9,446
Acquisition of non-controlling interest	—	—	—	(9,469)	(9,469)
Share of OCI	—	104	—	—	104
Share of net (loss) profit	(3,514)	(5,041)	(1,161)	23	(9,693)
Disposition of subsidiary	2,385	—	—	—	2,385
Balance, December 31, 2011	—	3,093	(898)	—	2,195
Acquisition of non-controlling interest	—	—	261	—	261
Share of OCI	—	(104)	—	—	(104)
Share of net loss	—	(2,224)	(439)	—	(2,663)
Balance, December 31, 2012	$—	$765	$(1,076)	$—	$(311)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

29.    Capital management

The Group’s definition of capital includes total equity and long-term debt. The Group’s long-term debt balance as at December 31, 2012 was $479,540 (December 31, 2011 - nil).

The Group’s objectives when managing capital are to maintain a strong capital base in order to:

•             Advance the Group’s corporate strategies to create long-term value for its stakeholders; and

•             Sustain the Group’s operations and growth throughout metals and materials cycles.

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Group’s short-term and long-term strategic objectives in a capital intensive industry. The Group faces several risks, including lengthy development lead times, rising capital costs and project delays caused by factors that are beyond its control such as the availability of resources and obtaining permits. The Group continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash and cash equivalents, which were $1,337,088 as at December 31, 2012 (2011 - $899,077). The Group invests its cash and cash equivalents primarily in Canadian bankers’ acceptances, deposits at major Canadian banks, or treasury bills issued by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, the Group must maintain sufficient cash to fund the interest expense on the long-term debt entered into in September 2012 (note 18). As part of the Group’s capital management activities, the Group monitors interest coverage ratios and leverage ratios.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

30.    Financial instruments

(a)     Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Dec. 31, 2012		Dec. 31, 2011
	Fair Value	Carrying value	Fair Value	Carrying value
Financial assets
Loans and receivables
Cash and cash equivalents [1]	$1,337,088	$1,337,088	$899,077	$899,077
Restricted cash[1]	1,655	1,655	1,692	1,692
Trade and other receivables[1] [2]	43,504	43,504	33,391	33,391
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	(937)	(937)	(1,407)	(1,407)
Non-hedge derivative assets[3]	2,442	2,442	36	36
Investments at FVTPL[4]	220	220	2,090	2,090
Designated in cash flow hedges
Hedging derivative assets[3]	—	—	3,076	3,076
Available-for-sale
Available-for-sale investments[4]	71,260	71,260	98,279	98,279
	1,455,232	1,455,232	1,036,234	1,036,234
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables[1] [2]	198,717	198,717	158,708	158,708
Other financial liabilities[5]	39,838	41,416	—	—
Long-term debt[6]	528,541	484,365	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	(41)	(41)	35	35
Prepayment option embedded derivative[7]	(4,825)	(4,825)	—	—
Non-hedge derivative liabilities[3]	75	75	1,159	1,159
	762,305	719,707	159,902	159,902
Net financial assets	$692,927	$735,525	$876,332	$876,332

1         Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2         Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

3         Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

4         Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5         These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 17). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6         Fair value of the long-term debt (note 18) has been determined using the quoted market price at the period end.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

7         Fair value of the prepayment option embedded derivative related to the long-term debt (note 18) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                       Level 1:            Quoted prices in active markets for identical assets or liabilities;

•                       Level 2:            Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                       Level 3:            Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2012	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(937)	$—	$(937)
Non-hedge derivatives	—	2,442	—	2,442
Investments at FVTPL	—	220	—	220
Available-for-sale investments	69,260	—	2,000	71,260
	69,260	1,725	2,000	72,985
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	(41)	—	(41)
Non-hedge derivatives	—	75	—	75
Prepayment option embedded derivative	—	(4,825)	—	(4,825)
	$—	$(4,791)	$—	$(4,791)

December 31, 2011	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(1,407)	$—	$(1,407)
Non-hedge derivatives	—	36	—	36
Investments at FVTPL	—	2,090	—	2,090
Hedging derivatives	—	3,076	—	3,076
Available for sale investments	94,279	—	4,000	98,279
	94,279	3,795	4,000	102,074
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	35	—	35
Non-hedge derivatives	—	1,159	—	1,159
	$—	$1,194	$—	$1,194

There were no transfers between levels during the year. During the year ended December 31, 2012, the Group impaired one of its level 3 investments by $2,000. There was no movement in the remaining level 3 investment.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(b)     Derivatives and hedging:

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At December 31, 2012, the Group held contracts for forward zinc purchases of 11,340 tonnes (December 31, 2011 - 8,011 tonnes) that related to forward customer sales of zinc. Prices ranged from US$1,807 to US$2,094 per tonne (December 31, 2011 - US$1,757 to US$2,209), and settlement dates extended out up to January 2014.

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. The Group had no material gold and silver forward sales contracts outstanding as at December 31, 2012.

Cash flow hedging derivatives

In 2009, the Group entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. The risk management objective for these hedging relationships was to mitigate the impact on the Group of fluctuating zinc prices and exchange rates. Cash flow hedge accounting was applied to the hedging relationships. Gains and losses reclassified from the cash flow hedge reserve to revenue are presented in note 27. These contracts expired in July 2012. No further amounts remain in the Group’s hedging reserve.

(c)     Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At December 31, 2012, the Group’s net position consisted of contracts awaiting final pricing for sales of 9,840 tonnes of copper (year ended December 31, 2011 - 7,854 tonnes) and purchases of 2,099 tonnes of zinc (year ended December 31, 2011 - 4,664 tonnes). There were no provisionally priced sales of gold and silver as at December 31, 2012 as 100% of the gold and silver were sold to Silver Wheaton without a provisional price component (note 19) (year ended December 31, 2011 - 13,147 ounces of gold and 136,828 ounces of silver).

As at December 31, 2012, the Group’s provisionally priced copper sales subject to final settlement were recorded at average prices of US$3.59/lb (2011 - US$3.53/lb). In 2011 gold and silver sales subject to final settlement were recorded at average prices of US$1,604/oz and US$28.55/oz, respectively.

Prepayment option embedded derivative

The prepayment options on the Notes represent embedded derivatives which are bifurcated from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains in finance income and expense (note 7f). The increase in the fair value of the embedded derivative to December 31, 2012 was $1,880.

(d)     Financial risk management

The Group’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. Hudbay’s policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of the Group. The Group from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Group does not use derivative financial instruments for trading or speculative purposes.

The following is a discussion of the Group’s risk exposures.

(i)     Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates, will cause fluctuations in the fair value or future cash flows of a financial instrument.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Foreign currency risk

The Group’s primary exposure to foreign currency risk arises from:

•                       Translation of US dollar denominated revenues and expenses and, to a lesser extent, Peruvian nuevo soles expenses into Canadian dollars. Substantially all of the Group’s revenues are denominated in US dollars, while less than half of its expenses are denominated in US dollars. As a result, appreciation of the Canadian dollar relative to the US dollar will reduce the Group’s profit.

•                       Translation of US dollar and Peruvian nuevo soles denominated operating accounts, consisting mainly of certain cash and cash equivalents, trade and other receivables, trade and other payables and derivatives, as well as long-term debt and other financial liabilities. Cash balances may be held in US dollars and nuevo soles in anticipation of capital expenditures denominated in either currency. Appreciation of the Canadian dollar relative to the US dollar or nuevo sol will reduce the net asset value of these balances once they have been translated to Canadian dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Group’s exposure to foreign currency risk was as follows based on notional financial instruments amounts stated in Canadian equivalent dollars:

	Dec. 31, 2012		Dec. 31, 2011
	USD	PEN	USD	PEN
Cash and cash equivalents	$1,111,620	$2,100	$129,465	$3,323
Trade and other receivables	40,033	15	16,848	330
Derivative assets	4,825	—	1,511	—
Trade and other payables	(58,546)	(24,371)	(18,571)	(15,446)
Other financial liabilities	—	(41,416)	—	—
Long-term debt	(484,365)	—	—	—
	$613,567	$(63,672)	$129,253	$(11,793)

The Group’s foreign currency cash flow hedges are described in note 30b.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

December 31, 2012	A change of:	Would have changed 2012 after-tax profit by:	Would have changed 2012 after-tax OCI by:
Foreign currency risk
USD/CAD exchange rate[1]	+$0.10	$55.6 million	$2.8 million
USD/CAD exchange rate[1]	-$0.10	(55.6) million	(2.8) million
PEN/CAD exchange rate[2]	+$0.25	6.4 million	—
PEN/CAD exchange rate[2]	-$0.25	(6.4) million	—

December 31, 2011	A change of:	Would have changed 2011 after-tax profit by: (millions)	Would have changed 2011 after-tax OCI by: (millions)
Foreign currency risk
USD/CAD exchange rate[1]	+$0.10	$8.2 million	$(0.6) million
USD/CAD exchange rate[1]	-$0.10	(8.2) million	0.8 million
PEN/CAD exchange rate[2]	+$0.25	0.4 million	—
PEN/CAD exchange rate[2]	-$0.25	(0.5) million	—

1 Effect on profit due to translation of balances denominated in US dollars; effect on OCI due to foreign currency cash flow hedging derivatives.

2 Effect on profit due to translation of balances denominated in Peruvian nuevo sol. Given that the functional currency of Hudbay Peru is the US dollar, this analysis assumes that the change is in the PEN/USD exchange rate with a constant USD/CAD exchange rate.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Group produces and sells, such as copper, zinc, gold and silver. From time to time, the Group maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

The following sensitivity analysis for commodity price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

December 31, 2012	Change of:	Would have changed 2012 after-tax profit by:	Would have changed 2012 after-tax OCI by:
Commodity price risk
Copper prices (US$/lb)[3]	+$0.30	$3.3 million	—
Copper prices (US$/lb)[3]	-$0.30	(3.3) million	—
Zinc prices (US$/lb)[4]	+$0.10	1.6 million	—
Zinc prices (US$/lb)[4]	-$0.10	(1.6) million	—

December 31, 2011	Change of:	Would have changed 2011 after-tax profit by:	Would have changed 2011 after-tax OCI by:
Commodity price risk
Copper prices (US$/lb)[3]	+$0.30	$2.6 million	—
Copper prices (US$/lb)[3]	-$0.30	(2.6) million	—
Zinc prices (US$/lb)[4]	+$0.10	1.3 million	(1.2) million
Zinc prices (US$/lb)[4]	-$0.10	(1.3) million	1.2 million

3Effect on profit due to embedded provisional pricing derivatives (note 30c).

4Effect on profit due to embedded provisional pricing derivatives (note 30c) and non-hedge zinc derivatives (note 30b); effect on OCI due to zinc swap cash flow hedging derivatives (note 30b).

Share price risk

Hudbay is exposed to market risk from share prices for the Group’s investments in listed Canadian metals and mining companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add to or reduce the Group’s positions.

The following sensitivity analysis for share price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

December 31, 2012	Change of: %	Would have changed 2012 after-tax profit by:	Would have changed 2012 after-tax OCI by:
Share price risk
Share prices[5]	+25%	$1.4 million	$16.4 million
Share prices[5]	-25%	(3.2) million	(14.6) million

December 31, 2011	Change of: %	Would have changed 2011 after-tax profit by:	Would have changed 2011 after-tax OCI by:
Share price risk
Share prices[5]	+25%	—	$21.5 million
Share prices[5]	-25%	—	(24.6) million

5 Effect on OCI due to mark-to-market and effect on profit due to impairment on available-for-sale investments in listed shares (note 11).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Interest rate risk

The Group is exposed to cash flow interest rate risk on its cash and cash equivalents and fair value interest rate risk on its embedded derivative associated with its Notes. There is no impact on the long-term debt as it is fixed rate debt carried at amortized cost using the effective interest rate method.

The following sensitivity analysis for interest rate risk relates solely to the prepayment option embedded derivative in the long-term debt outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

December 31, 2012	Change of:	Would have changed 2012 after-tax profit by:	Would have changed 2012 after-tax OCI by:
Interest rate risk
Interest rates	+2.00%	$(3.9) million	—
Interest rates	-0.25%	$0.4 million	—

At December 31, 2012, the effect of interest rate changes on the Group’s cash equivalents would not have resulted in a significant after tax impact on profit. At December 31, 2011, the Group did not have any cash equivalents, therefore there would have been no impact on the Group’s net earnings as a result of an increase or decrease in interest rates.

Refer to notes 3e and 8 for information about the Group’s cash and cash equivalents.

(ii)           Credit risk:

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its obligations. The Group’s maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non financial derivative assets recorded on the balance sheet. Refer to note 30a.

Substantially all of the Group’s cash and cash equivalents are represented by deposits with major Schedule 1 Canadian banks. Deposits and other investments with Schedule 1 Canadian banks represented 93.7% of total cash and cash equivalents as at December 31, 2012 (2011 - 100.0%). The Group’s investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. The Group has not invested in asset backed commercial paper. Credit concentrations in the Group’s short term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties the Group believes to be creditworthy.

Management has a credit policy in place that requires the Group to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2012, approximately 81% of the Group’s trade receivables were insured, with a credit insurance deductible of 10%. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Four customers accounted for approximately 60% of total trade receivables as at December 31, 2012 (2011 - three customers accounted for approximately 27%). Credit risk for these customers is assessed as medium to low risk.

As at December 31, 2012, approximately 1% of the Group’s trade receivable was aged more than 30 days (2011 - approximately 1%).

(iii)        Liquidity risk:

Liquidity risk is the risk that the Group will not be able to meet its obligations associated with financial liabilities. Hudbay’s objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Group’s non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

Dec. 31, 2012	Carrying amount	Contractual cash flows	12 months or less	1-2 years	2-5 years	Maturing in over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	$1,337,088	$1,337,088	$1,337,088	$—	$—	$—
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	(198,676)	(198,676)	(198,676)	—	—	—
Other financial liabilities	(41,416)	(50,704)	(22,050)	(3,654)	(6,049)	(18,951)
Long-term debt, including prepayment option embedded derivative	(479,540)	(877,713)	(49,459)	(47,258)	(141,773)	(639,223)
	(719,632)	(1,127,093)	(270,185)	(50,912)	(147,822)	(658,174)
Derivative financial liabilities
Non-hedge zinc derivative contracts (note 17)	(75)	(75)	(75)	—	—	—
	(75)	(75)	(75)	—	—	—

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Dec. 31, 2011	Carrying amount	Contractual cash flows	12 months or less	1-2 years	2-5 years	Maturing in over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	899,077	899,077	899,077	—	—	—
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	(158,743)	(158,743)	(158,743)	—	—	—
	740,334	740,334	740,334	—	—	—
Derivative financial liabilities
Non-hedge zinc derivative contracts (note 17)	(1,159)	(1,159)	(1,159)	—	—	—
Cash flow hedging derivatives
- zinc	2,638	2,638	2,638	—	—	—
- foreign currency swaps	607	607	607	—	—	—
	2,086	2,086	2,086	—	—	—

31. Commitments and contingencies

(a)              Operating lease commitments

The Group has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to ten years. There are no restrictions placed on the Group by entering into these leases. Future minimum lease payments under non-cancelable operating leases recognized in operating expenses at December 31, 2012 are:

	2012	2011
Within one year	$3,199	$2,457
After one year but not more than five years	10,556	9,848
More than five years	8,163	8,479
	$21,918	$20,784

Payments recognized in operating expenses:

	2012	2011
Minimum lease payments	$1,731	$1,901
Sub-lease payments received	(431)	(109)
	$1,300	$1,792

Future minimum sub-lease payments expected to be received on non-cancelable leases are $1,401.

(b)              Capital commitments

As at December 31, 2012, the Group had outstanding capital commitments of approximately $768,103 primarily related to its Constancia, Lalor and Reed projects, of which approximately $208,912 cannot be terminated by the Group (December 31, 2011 - approximately $126,150 of which $62,833 cannot be terminated).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(c)               Contingent liabilities

Contingent liabilities

The Group is involved in various claims and litigation arising in the ordinary course and conduct of business. As the outcomes are uncertain, no amounts have been recorded in these consolidated financial statements. By their nature, contingencies will be resolved only when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

The significant claims and litigation matters are as follows:

(a)             Statements of claim were filed against Saskatchewan Power Corporation (“SaskPower”), HBMS and Churchill River Power Company Limited (“CRP”) on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan, which were transferred by CRP, formerly a wholly-owned subsidiary of HBMS, to SaskPower in 1981. As this matter has not been progressed since 1995, any potential liabilities are not reasonably determinable.

(b)             On December 20, 2004, a Statement of Claim was filed by the Peter Ballantyne Cree Nation against SaskPower, the Government of Canada and the Province of Saskatchewan. The action claims damages alleged as a result of the operation and use of the Whitesand Dam and Island Falls Hydro-Electric Station. HBMS and CRP have both been named as third parties in the action by SaskPower. It has come to Hudbay’s attention that CRP, a former subsidiary of HBMS that was dissolved, has been revived by SaskPower for the purpose of taking legal action against CRP for alleged breaches by CRP of its obligations under a certain Purchase and Sale Agreement made in 1981. Given the number of parties and the early stages of the proceedings, the resolution of the claims against CRP and HBMS is not reasonably determinable.

(c)              On March 2, 2007, a Statement of Claim was issued in the Manitoba Court of Queen’s Bench by Callinan Mines Limited against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages in connection with a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS is defending the claims and the likelihood of success and potential liability are not reasonably determinable as the independent audit process has not been completed.

Contingent assets

There were no significant contingent assets at December 31, 2012 or December 31, 2011.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

32.            Related parties

(a)              Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

			Entity’s	Beneficial ownership of ultimate controlling party (HudBay Minerals Inc.)
Name	Jurisdiction	Business	Parent	2012	2011
Hudson Bay Mining and Smelting Co. Limited	Canada	Zinc and copper production	HMI	100%	100%
Hudson Bay Exploration and Development Company Limited	Canada	Exploration	HBMS	100%	100%
HudBay Marketing & Sales Inc.	Canada	Marketing and sales	HBMS	100%	100%
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration and development	Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	Peru Inc.	100%	—

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

(b)              Compensation of key management personnel

The Group’s key management includes members of the Board of Directors, Hudbay’s Chief Executive Officer, the Group’s senior vice presidents and vice presidents.

Total compensation to key management personnel was as follows:

	2012	2011
Short-term employee benefits[1]	$8,056	$7,391
Post-employment benefits	716	761
Termination benefits	—	2,310
Share-based payments	4,669	3,331
	$13,441	$13,793

1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses (if payable within twelve months of the end of the period) and non-monetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

33.            Supplementary cash flow information

(a)              Change in non-cash working capital:

	December 31
	2012	2011
Change in:
Trade and other receivables	$(13,940)	$28,315
Inventories	12,858	17,993
Prepaid expenses and other current assets	(615)	(3,679)
Trade and other payables	(28,805)	(22,389)
Change in taxes receivable/payable	(37,178)	(12,514)
Taxes - ITC	(23,025)	(4,449)
	$(90,705)	$3,277

(b)              Non-cash transactions:

During the year ended December 31, 2012, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                      The Group recognized property, plant and equipment of $66,466 and recognized financial liabilities of $71,601 related to agreements with communities near the Constancia project relating to the acquisition of rights to extract minerals and the ability to explore the land. During the year, The Group made payments of $32,508, which are included in acquisition of property, plant and equipment in the statements of cash flows. The Group capitalized interest of $2,323 related to this agreement.

•                      Remeasurements of the Group’s decommissioning and restoration liabilities as at December 31, 2012, led to increases in related property, plant and equipment assets of $8,199 mainly as a result of discount rate changes. For the year ended December 31, 2011, such remeasurements led to increases in property, plant and equipment assets of $30,875.

•                      Property, plant and equipment included $107,604 of additions which were not yet paid for as at December 31, 2012 (December 31, 2011 - $23,964). These purchases will be reflected in the statements of cash flows in the periods payments are made.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

(c)               Cash flows arising from the exploration for and evaluation of mineral properties:

	2012	2011
Operating activities:
Exploration and evaluation expenses	(43,572)	$(46,923)
Change in exploration and evaluation receivables[1]	—	(2,696)
Change in exploration and evaluation payables	(290)	35
	(43,862)	$(49,584)
Investing activities:
Exploration and evaluation asset additions	340	$3,577
	340	$3,577

1 Relates to exploration expenditures expected to be reimbursed by a third party.

34.            Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), gold, silver, zinc and other metals. The South America segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011 in addition to exploration activities in Chile and Colombia. The “Other” segment includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator and the Michigan segment which includes the Back Forty property and other exploration properties. The Michigan segment suspended exploration and evaluation activities in July 2012. The Group previously disclosed HMI Nickel Inc. as a segment; however, upon selling the Fenix project in September 2011 (note 6), Hudbay reclassified these activities to loss from discontinued operations. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation. Prior year comparatives have been reclassified to reflect updates to the Group’s segments.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Year ended December 31, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$702,550	$—	$—	$—	$702,550
Cost of sales
- mine operating costs	429,155	—	—	—	429,155
- depreciation and amortization	75,801	—	—	—	75,801
Gross profit	197,594	—	—	—	197,594
Selling and administrative expenses	1,474	—	—	38,042	39,516
Exploration and evaluation	15,335	19,942	6,935	1,360	43,572
Other operating income	(929)	(31)	(8)	(1,348)	(2,316)
Other operating expenses	2,884	4,682	3,357	409	11,332
Results from operating activities	$178,830	$(24,593)	$(10,284)	$(38,463)	$105,490
Finance income					(6,217)
Finance expenses					14,858
Other finance losses					44,700
Profit before tax					52,149
Tax expense					73,319
Loss from continuing operations					(21,170)
Loss from discontinued operations					—
Loss for the year					$(21,170)

December 31, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Total assets	$1,521,291	$1,188,064	$23,997	$754,472	$3,487,824
Total liabilities	877,832	318,872	21,057	511,595	1,729,356
Property, plant and equipment	726,826	974,733	21,039	5,452	1,728,050

Year ended December 31, 2012

Additions to property, plant and equipment[1]:	$216,409	$290,094	$1,664	$300	$508,467
Additions to other non-current assets (intangibles)	2,004	—	—	—	2,004

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 33b.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2012 and 2011

Year ended December 31, 2011

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$890,817	$—	$—	$—	$890,817
Cost of sales
- mine operating costs	476,621	—	—	—	476,621
- depreciation and amortization	103,915	—	—	—	103,915
- impairment	6,839	—	—	—	6,839
Gross profit	303,442	—	—	—	303,442
Selling and administrative expenses	2,300	—	—	36,437	38,737
Exploration and evaluation	25,699	7,865	12,335	1,024	46,923
Other operating income	(3,170)	—	—	(204)	(3,374)
Other operating expenses	2,675	83	5,893	654	9,305
	$275,938	$(7,948)	$(18,228)	$(37,911)	$211,851
Finance income					(8,770)
Finance expenses					6,605
Other finance losses					4,991
Profit before tax					209,025
Tax expense					133,829
Profit from continuing operations					75,196
Loss from discontinued operations					(238,784)
Loss for the year					$(163,588)

December 31, 2011

Total assets[1]	$1,017,330	$675,744	$23,040	$738,890	$2,455,004
Total liabilities[1]	442,843	164,549	21,344	10,910	639,646
Property, plant and equipment[1]	588,775	588,532	19,773	5,965	1,203,045

Year ended December 31, 2011

Additions to property, plant and equipment[2]:
- continuing operations	$199,580	$33,837	$3,577	$4,623	$241,617
- discontinued operations	—	—	7,163	—	7,163
Additions to other non-current assets (intangibles)	5,692	—	—	—	5,692

1 Other includes amounts related to discontinued operations.

2 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 33b.

During the year ended December 31, 2012, two customers accounted for approximately 31% and 13%, respectively of total revenue during the year. During the year ended December 31, 2011 four customers accounted for approximately 21%, 17%, 15% and 11% respectively of total revenue during the year. Revenues from these customers have been presented in the Manitoba operating segment.